INTERIM REPORT

For the six months ended
June 30, 2013

CONSOLIDATED BALANCE SHEETS
as at June 30, 2013 and December 31, 2012
(unaudited - US$ millions)

	Notes	June 30, 2013	December 31, 2012
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $117.4; December 31, 2012 – $140.2)	5, 20	1,209.6	1,169.2
Insurance contract receivables		2,105.7	1,945.4
		3,315.3	3,114.6

Portfolio investments
Subsidiary cash and short term investments	5, 20	6,696.9	6,960.1
Bonds (cost $8,673.3; December 31, 2012 – $9,428.9)	5	9,419.7	10,803.6
Preferred stocks (cost $612.3; December 31, 2012 – $618.7)	5	583.7	605.1
Common stocks (cost $4,051.6; December 31, 2012 – $4,066.3)	5	4,704.2	4,399.1
Investments in associates (fair value $1,767.9; December 31, 2012 – $1,782.4)	5, 6	1,400.2	1,355.3
Derivatives and other invested assets (cost $627.1; December 31, 2012 – $524.0)	5, 7	388.8	181.0
Assets pledged for short sale and derivative obligations (cost $875.9; December 31, 2012 – $791.1)	5, 7	905.3	859.0
		24,098.8	25,163.2

Deferred premium acquisition costs		472.1	463.1
Recoverable from reinsurers (including recoverables on paid losses – $410.9; December 31, 2012 – $311.0)	10	5,081.5	5,290.8
Deferred income taxes		823.0	623.5
Goodwill and intangible assets		1,302.1	1,301.1
Other assets		1,028.9	984.9
		36,121.7	36,941.2

Liabilities
Subsidiary indebtedness	11	36.5	52.1
Accounts payable and accrued liabilities		2,001.7	1,877.7
Income taxes payable		56.2	70.5
Short sale and derivative obligations (including at the holding company – $18.0; December 31, 2012 – $41.2)	5, 7	132.1	238.2
Funds withheld payable to reinsurers		433.9	439.7
		2,660.4	2,678.2

Insurance contract liabilities	8	21,736.2	22,376.2
Long term debt	11	3,138.2	2,996.5
		24,874.4	25,372.7

Equity	12
Common shareholders’ equity		7,319.2	7,654.7
Preferred stock		1,166.4	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax		8,485.6	8,821.1
Non-controlling interests		101.3	69.2
Total equity		8,586.9	8,890.3
		36,121.7	36,941.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2013 and 2012
(unaudited - US$ millions except per share amounts)

		Second quarter		First six months
	Notes	2013	2012	2013	2012
Revenue
Gross premiums written	18	1,705.6	1,839.1	3,597.4	3,646.7
Net premiums written	18	1,430.1	1,565.1	3,035.8	3,086.7

Gross premiums earned		1,727.1	1,649.0	3,488.3	3,239.7
Premiums ceded to reinsurers		(281.6)	(271.3)	(580.0)	(522.5)
Net premiums earned	18	1,445.5	1,377.7	2,908.3	2,717.2
Interest and dividends		112.1	105.8	211.6	235.4
Share of profit of associates		27.4	8.9	46.1	0.2
Net gains (losses) on investments	5	(415.7)	71.5	(406.3)	30.6
Other revenue	18	186.5	178.6	380.7	383.6
		1,355.8	1,742.5	3,140.4	3,367.0
Expenses
Losses on claims, gross	8	1,156.1	1,066.5	2,329.2	2,168.5
Less ceded losses on claims		(245.6)	(149.7)	(515.2)	(352.9)
Losses on claims, net	19	910.5	916.8	1,814.0	1,815.6
Operating expenses	19	287.3	267.1	571.7	538.4
Commissions, net	10	234.8	215.3	475.0	421.4
Interest expense		53.2	51.6	106.5	104.5
Other expenses	19	177.2	179.7	368.3	379.3
		1,663.0	1,630.5	3,335.5	3,259.2
Earnings (loss) before income taxes		(307.2)	112.0	(195.1)	107.8
Provision for (recovery of) income taxes	14	(150.3)	17.8	(201.5)	14.9
Net earnings (loss)		(156.9)	94.2	6.4	92.9

Attributable to:
Shareholders of Fairfax		(157.8)	93.7	3.8	91.1
Non-controlling interests		0.9	0.5	2.6	1.8
		(156.9)	94.2	6.4	92.9

Net earnings (loss) per share	13	$(8.55)	$3.84	$(1.32)	$3.08
Net earnings (loss) per diluted share	13	$(8.55)	$3.79	$(1.32)	$3.04
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	13	20,234	20,334	20,239	20,345

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2013 and 2012
(unaudited – US$ millions)

		Second quarter		First six months
	Notes	2013	2012	2013	2012
Net earnings (loss)		(156.9)	94.2	6.4	92.9

Other comprehensive income (loss), net of income taxes	12

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations		(105.3)	(42.4)	(175.8)	3.4
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	7	55.5	21.2	86.6	1.3
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans		(10.9)	(10.5)	(19.5)	(4.3)
		(60.7)	(31.7)	(108.7)	0.4
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates		0.4	0.2	2.6	(10.8)
Change in gains (losses) on defined benefit plans		0.9	(3.5)	0.9	(3.5)
		1.3	(3.3)	3.5	(14.3)

Other comprehensive income (loss), net of income taxes		(59.4)	(35.0)	(105.2)	(13.9)
Comprehensive income (loss)		(216.3)	59.2	(98.8)	79.0

Attributable to:
Shareholders of Fairfax		(213.7)	60.1	(97.4)	78.4
Non-controlling interests		(2.6)	(0.9)	(1.4)	0.6
		(216.3)	59.2	(98.8)	79.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2013 and 2012
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2013	3,243.3	3.8	(121.1)	26.8	4,389.8	112.1	7,654.7	1,166.4	8,821.1	69.2	8,890.3
Net earnings for the period	—	—	—	—	3.8	—	3.8	—	3.8	2.6	6.4
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(171.6)	(171.6)	—	(171.6)	(4.2)	(175.8)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	86.6	86.6	—	86.6	—	86.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(19.5)	(19.5)	—	(19.5)	—	(19.5)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	2.6	2.6	—	2.6	—	2.6
Change in gains (losses) on defined benefit plans	—	—	—	—	—	0.7	0.7	—	0.7	0.2	0.9
Issuance of shares	—	—	0.8	(1.8)	—	—	(1.0)	—	(1.0)	—	(1.0)
Purchases and amortization	—	—	(11.2)	10.2	—	—	(1.0)	—	(1.0)	—	(1.0)
Common share dividends	—	—	—	—	(205.5)	—	(205.5)	—	(205.5)	(6.0)	(211.5)
Preferred share dividends	—	—	—	—	(30.6)	—	(30.6)	—	(30.6)	—	(30.6)
Net changes in capitalization (note 16)	—	—	—	—	—	—	—	—	—	39.5	39.5
Balance as of June 30, 2013	3,243.3	3.8	(131.5)	35.2	4,157.5	10.9	7,319.2	1,166.4	8,485.6	101.3	8,586.9

Balance as of January 1, 2012	3,243.3	3.8	(72.7)	12.9	4,138.2	102.4	7,427.9	934.7	8,362.6	45.9	8,408.5
Net earnings for the period	—	—	—	—	91.1	—	91.1	—	91.1	1.8	92.9
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	3.7	3.7	—	3.7	(0.3)	3.4
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	1.3	1.3	—	1.3	—	1.3
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(4.3)	(4.3)	—	(4.3)	—	(4.3)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	(10.8)	(10.8)	—	(10.8)	—	(10.8)
Change in gains (losses) on defined benefit plans	—	—	—	—	—	(2.6)	(2.6)	—	(2.6)	(0.9)	(3.5)
Issuance of shares	—	—	1.5	(1.4)	—	—	0.1	231.7	231.8	—	231.8
Purchases and amortization	—	—	(18.7)	7.5	—	—	(11.2)	—	(11.2)	—	(11.2)
Common share dividends	—	—	—	—	(205.8)	—	(205.8)	—	(205.8)	(6.7)	(212.5)
Preferred share dividends	—	—	—	—	(28.5)	—	(28.5)	—	(28.5)	—	(28.5)
Net changes in capitalization (note 16)	—	—	—	—	—	—	—	—	—	12.5	12.5
Other	—	—	—	—	(2.0)	2.0	—	—	—	—	—
Balance as of June 30, 2012	3,243.3	3.8	(89.9)	19.0	3,993.0	91.7	7,260.9	1,166.4	8,427.3	52.3	8,479.6

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2013 and 2012
(unaudited - US$ millions)

		Second quarter		First six months
	Notes	2013	2012	2013	2012
Operating activities
Net earnings (loss)		(156.9)	94.2	6.4	92.9
Amortization of premises and equipment and intangible assets		18.5	15.0	35.4	31.6
Net bond discount amortization		(8.5)	(15.2)	(20.2)	(23.5)
Amortization of share-based payment awards		5.9	4.0	10.2	7.5
Share of profit of associates		(27.4)	(8.9)	(46.1)	(0.2)
Deferred income taxes	14	(128.0)	10.1	(193.1)	(15.6)
Net (gains) losses on investments	5	415.7	(71.5)	406.3	(30.6)
Loss on repurchase of long term debt	11	—	0.8	3.4	0.8
Net sales of securities classified as at FVTPL	20	372.6	1,246.9	438.1	1,639.4
Changes in operating assets and liabilities	20	(310.0)	1.5	(383.9)	(228.6)
Cash provided by operating activities		181.9	1,276.9	256.5	1,473.7

Investing activities
Sales of investments in associates	6	240.4	17.2	280.0	24.4
Purchases of investments in associates	6,16	(123.6)	(3.6)	(209.9)	(81.1)
Net purchases of premises and equipment and intangible assets		(14.7)	(14.7)	(23.7)	(22.4)
Net purchases of subsidiaries, net of cash acquired	16	(46.2)	—	(46.2)	(51.4)
Increase in restricted cash in support of purchase of subsidiary		—	(65.0)	—	(65.0)
Cash provided by (used in) investing activities		55.9	(66.1)	0.2	(195.5)

Financing activities
Subsidiary indebtedness:	11
Issuances		16.4	29.1	16.5	29.1
Repayment		(10.3)	(13.0)	(40.5)	(14.0)
Long term debt:	11
Issuances		18.3	—	279.7	—
Issuance costs		(0.1)	—	(1.6)	—
Repayment		(1.5)	(93.6)	(52.9)	(94.6)
Preferred shares:	12
Issuances		—	—	—	239.1
Issuance costs		—	—	—	(7.4)
Purchase of subordinate voting shares for treasury		(7.4)	(0.7)	(11.2)	(18.7)
Subsidiary common shares:	16
Issuances to non-controlling interests		34.0	—	34.0	—
Issuance costs		(1.1)	—	(1.1)	—
Common share dividends		—	—	(205.5)	(205.8)
Preferred share dividends		(15.1)	(15.7)	(30.6)	(28.5)
Dividends paid to non-controlling interests		(6.0)	(6.7)	(6.0)	(6.7)
Cash provided by (used in) financing activities		27.2	(100.6)	(19.2)	(107.5)
Increase in cash, cash equivalents and bank overdrafts		265.0	1,110.2	237.5	1,170.7
Cash, cash equivalents and bank overdrafts – beginning of period		2,743.9	1,993.4	2,815.3	1,910.0
Foreign currency translation		(71.6)	(23.6)	(115.5)	(0.7)
Cash, cash equivalents and bank overdrafts – end of period	20	2,937.3	3,080.0	2,937.3	3,080.0

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and six months ended June 30, 2013 and 2012
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three and six months ended June 30, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB. Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“U.S. GAAP”). The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

These interim consolidated financial statements were approved for issue by the company’s Board of Directors on August 1, 2013.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2012, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
Changes in accounting policies
The company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were adopted in accordance with the applicable transitional provisions of each new or revised standard.

Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)
The amendments to IAS 1 change the presentation of items in the consolidated statement of comprehensive income. The amendments require the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recycled to the consolidated statement of earnings in the future. The company retrospectively adopted these presentation changes on January 1, 2013, which did not result in any measurement adjustments to other comprehensive income or comprehensive income.

Amendments to IAS 19 Employee Benefits (“IAS 19”)
The amendments to IAS 19 require changes to the recognition and measurement of defined benefit pension and post retirement benefit expense and to the disclosures for all employee benefits. The net defined benefit liability (asset) is required to be recognized on the consolidated balance sheet without any deferral of actuarial gains and losses and past service costs as previously permitted. Past service costs are recognized in the consolidated statement of earnings when incurred. Expected returns on plan assets are no longer included in the determination of defined benefit expense. Instead, defined benefit expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds. Remeasurements consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts are recognized in other comprehensive income. All remeasurements recognized in other comprehensive income are subsequently included in accumulated other comprehensive income and cannot be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon disposal of the related associate or subsidiary.

The company adopted the amendments to IAS 19 retrospectively which had no impact on total equity as at January 1, 2012 and December 31, 2012, nor was there any impact on net cash flows for the year ended December 31, 2012. The adjustments for each financial statement line item affected are presented below.

Adjustments within common shareholders' equity on the consolidated balance sheets

	Increase (decrease)
	December 31, 2012	January 1, 2012
Retained earnings	2.7	(15.6)
Accumulated other comprehensive income	(2.7)	15.6

Adjustments to consolidated statements of earnings

	2012
	Second quarter	First six months
Net earnings before adoption of accounting change	95.5	95.6

Impact on net earnings of adoption of accounting change:
Operating expenses - increase	(1.5)	(3.0)
Other expenses - increase	(0.3)	(0.7)
Recovery of income taxes - increase	0.5	1.0
	(1.3)	(2.7)
Net earnings after adoption of accounting change	94.2	92.9

Attributable to:
Shareholders of Fairfax	93.7	91.1
Non-controlling interests	0.5	1.8
	94.2	92.9

Adjustments to consolidated statements of comprehensive income

	2012
	Second quarter	First six months
Comprehensive income before adoption of accounting change	60.5	81.7

Impact on net earnings of adoption of accounting change	(1.3)	(2.7)
Comprehensive income after adoption of accounting change	59.2	79.0

Attributable to:
Shareholders of Fairfax	60.1	78.4
Non-controlling interests	(0.9)	0.6
	59.2	79.0

IFRS 13 Fair Value Measurement (“IFRS 13”)
IFRS 13 provides a single comprehensive framework for measuring fair value. IFRS 13 applies to IFRS that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The new standard requires disclosures similar to those in IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), but applies to substantially all assets and liabilities measured at fair value, whereas IFRS 7 applies only to financial assets and liabilities measured at fair value. The company adopted IFRS 13 prospectively on January 1, 2013. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. However, certain interim disclosures under IAS 34 Interim Financial Reporting related to the fair value of financial instruments have been expanded.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)
IFRS 10 introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. Under IFRS 10, an investee is consolidated only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. The company assessed its subsidiaries and investees on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any changes within its consolidated financial reporting.

IFRS 11 Joint Arrangements (“IFRS 11”)
IFRS 11 establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed and equity accounting is now applied in accordance with IAS 28 Investments in Associates and Joint Ventures. IFRS 11 supersedes existing guidance under IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non Monetary Contributions by Venturers. The company assessed its investments in associates and joint arrangements on January 1, 2013 and determined that the adoption of IFRS 11 did not result in any measurement changes within its consolidated financial reporting.
IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)
IAS 28 has been amended to be consistent with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures. Retrospective adoption of the amended standard on January 1, 2013 did not result in any measurement changes within the company's consolidated financial reporting.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2012. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	June 30, 2013	December 31, 2012
Holding company:
Cash and cash equivalents (note 20)	101.0	212.9
Short term investments	532.0	426.5
Short term investments pledged for short sale and derivative obligations	117.4	140.2
Bonds	151.0	115.9
Preferred stocks	34.4	46.3
Common stocks	206.7	170.1
Derivatives (note 7)	67.1	57.3
	1,209.6	1,169.2
Short sale and derivative obligations (note 7)	(18.0)	(41.2)
	1,191.6	1,128.0

Portfolio investments:
Cash and cash equivalents (note 20)	3,182.3	2,728.6
Short term investments	3,514.6	4,231.5
Bonds	9,419.7	10,803.6
Preferred stocks	583.7	605.1
Common stocks	4,704.2	4,399.1
Investments in associates (note 6)	1,400.2	1,355.3
Derivatives (note 7)	358.0	149.7
Other invested assets	30.8	31.3
	23,193.5	24,304.2

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 20)	18.6	51.1
Short term investments	67.2	307.1
Bonds	819.5	500.8
	905.3	859.0
	24,098.8	25,163.2
Short sale and derivative obligations (note 7)	(114.1)	(197.0)
	23,984.7	24,966.2
Common stocks included investments in limited partnerships with a carrying value of $530.7 at June 30, 2013 ($468.6 at December 31, 2012).

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At June 30, 2013 bonds containing call and put features represented approximately $5,943.9 and $69.2 respectively ($6,332.7 and $77.5 at December 31, 2012 respectively) of the total fair value of bonds in the table below.

	June 30, 2013		December 31, 2012
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	924.4	1,052.3	849.5	1,008.2
Due after 1 year through 5 years	3,417.8	3,893.7	2,625.8	2,984.3
Due after 5 years through 10 years	1,613.6	1,802.6	2,828.3	3,409.4
Due after 10 years	3,693.3	3,641.6	3,685.8	4,018.4
	9,649.1	10,390.2	9,989.4	11,420.3
Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the recurring valuation of securities and derivative contracts by type of issuer was as follows:

	June 30, 2013				December 31, 2012
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,301.9	3,301.9	—	—	2,992.6	2,992.6	—	—

Short term investments:
Canadian provincials	813.6	813.6	—	—	1,375.1	1,375.1	—	—
U.S. treasury	3,039.4	3,039.4	—	—	3,137.6	3,137.6	—	—
Other government	308.8	287.6	21.2	—	508.3	468.3	40.0	—
Corporate and other	69.4	—	69.4	—	84.3	—	84.3	—
	4,231.2	4,140.6	90.6	—	5,105.3	4,981.0	124.3	—
Bonds:
Canadian government	19.0	—	19.0	—	21.1	—	21.1	—
Canadian provincials	124.9	—	124.9	—	133.4	—	133.4	—
U.S. treasury	1,335.7	—	1,335.7	—	1,520.8	—	1,520.8	—
U.S. states and municipalities	6,428.9	—	6,428.9	—	6,867.8	—	6,867.8	—
Other government	1,068.9	—	1,068.9	—	1,204.1	—	1,204.1	—
Corporate and other	1,412.8	—	1,320.4	92.4	1,673.1	—	1,554.0	119.1
	10,390.2	—	10,297.8	92.4	11,420.3	—	11,301.2	119.1
Preferred stocks:
Canadian	134.8	—	80.3	54.5	142.1	—	87.5	54.6
U.S.	438.8	—	403.7	35.1	461.6	—	426.2	35.4
Other	44.5	—	44.5	—	47.7	—	47.7	—
	618.1	—	528.5	89.6	651.4	—	561.4	90.0
Common stocks:
Canadian	882.4	849.0	7.2	26.2	1,064.1	1,022.5	16.5	25.1
U.S.	1,821.0	1,410.0	38.1	372.9	1,748.8	1,395.4	35.3	318.1
Other	2,207.5	1,545.6	394.3	267.6	1,756.3	1,121.7	365.7	268.9
	4,910.9	3,804.6	439.6	666.7	4,569.2	3,539.6	417.5	612.1

Derivatives and other invested assets(1)	433.3	—	263.8	169.5	215.0	—	99.2	115.8

Short sale and derivative obligations	(132.1)	—	(132.1)	—	(238.2)	—	(238.2)	—

Holding company cash and investments and portfolio investments measured at fair value	23,753.5	11,247.1	11,488.2	1,018.2	24,715.6	11,513.2	12,265.4	937.0

	100.0%	47.3%	48.4%	4.3%	100.0%	46.6%	49.6%	3.8%

(1)	Excluded from these totals are certain real estate investments at June 30, 2013 of $22.6 ($23.3 at December 31, 2012) which are carried at cost less any accumulated amortization and impairment.

There were no changes to the valuation techniques used compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2012.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the three and six months ended June 30, 2013 and 2012 there were no significant transfers of financial instruments between Level 1 and Level 2 in the fair value hierarchy and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.
Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares of private companies. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow models that incorporate the credit spreads of the issuers, an input which is not market observable. Limited partnerships, private equity funds and private company common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheets. As a practical expedient, these investments are primarily valued using net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, private equity funds and limited partnerships are classified as Level 3 because they may require at least three months of notice to liquidate. Reasonably possible changes in the value of unobservable inputs would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.
A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the six months ended June 30 follows:

	2013
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives	Total
Balance - January 1	119.1	90.0	314.7	122.1	175.3	115.8	937.0
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	4.4	(3.5)	(3.0)	14.1	(1.2)	(47.9)	(37.1)
Purchases	2.2	3.1	53.5	17.8	5.2	101.6	183.4
Sales	(33.3)	—	(12.8)	(19.0)	—	—	(65.1)
Balance - June 30	92.4	89.6	352.4	135.0	179.3	169.5	1,018.2

	2012
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives	Total
Balance - January 1	60.0	8.3	193.3	106.1	125.0	208.2	700.9
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(6.5)	—	11.6	(1.5)	(1.2)	(66.0)	(63.6)
Purchases	49.0	—	91.4	34.8	29.1	—	204.3
Sales	(14.0)	—	(15.9)	(12.3)	—	—	(42.2)
Balance - June 30	88.5	8.3	280.4	127.1	152.9	142.2	799.4
The company employs dedicated personnel responsible for the valuation of the company's investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Net gains (losses) on investments

	Second quarter
	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	62.8	(588.2)	(525.4)	235.7	51.5	287.2
Preferred stocks	—	(6.7)	(6.7)	0.4	(32.7)	(32.3)
Common stocks	101.6	(43.3)	58.3	11.1	(476.3)	(465.2)
	164.4	(638.2)	(473.8)	247.2	(457.5)	(210.3)

Derivatives:
Common stock and equity index short positions(1)	(86.4)	86.2	(0.2)	559.1	(169.7)	389.4
Common stock and equity index long positions(1)	43.8	(2.9)	40.9	(141.6)	19.9	(121.7)
Credit default swaps	—	(1.8)	(1.8)	(1.9)	(0.2)	(2.1)
Equity warrants(2)	26.8	(29.1)	(2.3)	—	(0.9)	(0.9)
CPI-linked contracts	—	(16.4)	(16.4)	—	7.0	7.0
Other	18.1	(15.5)	2.6	30.2	(23.6)	6.6
	2.3	20.5	22.8	445.8	(167.5)	278.3

Foreign currency gains (losses) on:
Investing activities	(13.9)	46.6	32.7	(13.1)	(44.5)	(57.6)
Underwriting activities	6.4	—	6.4	(0.7)	—	(0.7)
Foreign currency contracts	(2.8)	(0.8)	(3.6)	10.1	22.1	32.2
	(10.3)	45.8	35.5	(3.7)	(22.4)	(26.1)
Gain on disposition of associate(2)	6.2	—	6.2	29.8	—	29.8
Other	0.7	(7.1)	(6.4)	0.1	(0.3)	(0.2)
Net gains (losses) on investments	163.3	(579.0)	(415.7)	719.2	(647.7)	71.5

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous quarterly or monthly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
On April 16, 2013 the company sold all of its investments in Imvescor common shares and equity warrants for total proceeds of $25.7 (Cdn$26.1) and recognized net realized gains of $6.2 on common shares (including amounts previously recorded in accumulated other comprehensive income) and $7.7 on equity warrants.

On April 13, 2012, the company sold all of its interest in Fibrek Inc. to Resolute Forest Products and received cash consideration of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7), and recognized a net gain on investment of $29.8 (including amounts previously recorded in accumulated other comprehensive income).

	First six months
	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	73.3	(737.4)	(664.1)	245.4	176.2	421.6
Preferred stocks	—	(27.4)	(27.4)	0.5	(16.5)	(16.0)
Common stocks	147.0	323.0	470.0	76.6	(45.1)	31.5
	220.3	(441.8)	(221.5)	322.5	114.6	437.1

Derivatives:
Common stock and equity index short positions(1)	(820.9)	227.9	(593.0)	(307.4)	(125.8)	(433.2)
Common stock and equity index long positions(1)	199.0	24.5	223.5	26.3	76.6	102.9
Credit default swaps	(30.3)	30.7	0.4	(1.9)	(26.6)	(28.5)
Equity warrants(2)	32.4	(16.5)	15.9	—	(0.9)	(0.9)
CPI-linked contracts	—	(48.8)	(48.8)	—	(61.0)	(61.0)
Other	44.4	(26.7)	17.7	67.3	(37.3)	30.0
	(575.4)	191.1	(384.3)	(215.7)	(175.0)	(390.7)

Foreign currency gains (losses) on:
Investing activities	(6.0)	68.4	62.4	(45.0)	(21.9)	(66.9)
Underwriting activities	(13.2)	—	(13.2)	7.2	—	7.2
Foreign currency contracts	(7.5)	33.0	25.5	15.1	(2.4)	12.7
	(26.7)	101.4	74.7	(22.7)	(24.3)	(47.0)
Gain on disposition of associates(2)	130.2	—	130.2	29.8	—	29.8
Other	0.9	(6.3)	(5.4)	2.2	(0.8)	1.4
Net gains (losses) on investments	(250.7)	(155.6)	(406.3)	116.1	(85.5)	30.6

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous quarterly or monthly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
On March 28, 2013 the company sold all of its ownership interest in The Brick Ltd. for net proceeds of $217.7 (Cdn$221.2) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income). Net proceeds consisted of cash and convertible debentures issued by Leon's Furniture Limited.

On January 18, 2013 the company sold all of its ownership interest in a private company for net cash proceeds of $14.0 and recognized a net gain on investment of $12.1.

On April 16, 2013 the company sold all of its investments in Imvescor common shares and equity warrants for total proceeds of $25.7 (Cdn$26.1) and recognized net realized gains of $6.2 on common shares (including amounts previously recorded in accumulated other comprehensive income) and $7.7 on equity warrants.

On April 13, 2012, the company sold all of its interest in Fibrek Inc. to Resolute Forest Products and received cash consideration of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7), and recognized a net gain on investment of $29.8 (including amounts previously recorded in accumulated other comprehensive income).

6.	Investments in Associates
Investments in associates and joint arrangements recorded using the equity method of accounting, the company's ownership interests, their fair values and carrying values were as follows:

	June 30, 2013			December 31, 2012
	Ownership Percentage	Fair value	Carrying value	Ownership Percentage	Fair value	Carrying value
Portfolio investments
Investments in associates:
Resolute Forest Products Inc. ("Resolute")(1)	30.3%	378.7	349.5	25.6%	326.2	280.6
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(2)	26.0%	272.1	84.0	26.0%	223.9	75.3
Gulf Insurance Company ("Gulf Insurance")	41.4%	254.6	206.1	41.4%	258.3	217.9
Thai Re Public Company Limited ("Thai Re")	23.8%	134.1	65.1	23.2%	132.7	59.3
Eurobank Properties REIC ("Eurobank Properties")	18.0%	98.3	66.7	18.0%	69.8	66.6
MEGA Brands Inc. ("MEGA Brands")(3)	27.4%	86.7	80.2	21.9%	34.9	43.3
Arbor Memorial Services Inc. ("Arbor Memorial")	41.8%	47.0	48.1	39.5%	47.0	47.0
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.0%	34.1	37.5	27.0%	34.7	36.3
Falcon Insurance PLC ("Falcon Thailand")	40.5%	7.8	7.8	40.5%	7.2	7.2
The Brick Ltd. ("The Brick")(4)	—	—	—	33.7%	220.1	108.5
Imvescor Restaurant Group Inc. ("Imvescor")(5)	—	—	—	23.6%	9.3	7.3
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(6)	—	373.6	373.6	—	324.0	324.0
Partnerships, trusts and other(7)	—	80.9	81.6	—	94.3	82.0
		1,767.9	1,400.2		1,782.4	1,355.3

(1)
During the second quarter of 2013 the company increased its ownership interest in Resolute from 26.0% at March 31, 2013 to 30.3% following the receipt of common shares distributed pursuant to the bankruptcy proceedings of certain predecessor companies of Resolute (where the company was a holder of unsecured debt obligations) and through the purchase of Resolute common shares on the open market.

(2)	During the first quarter of 2013 the company participated in ICICI Lombard's rights offering and paid $4.8 to maintain its 26.0% ownership interest.

(3)
On March 26, 2013 the company converted all of its MEGA Brands warrants to 2,699,400 common shares for cash purchase consideration of $26.4 (Cdn$26.8), increasing its ownership to 28.1% from 21.9%. Warrants exercised by other investors during the second quarter of 2013 diluted the company's ownership to 27.4% at June 30, 2013.

(4)
On March 28, 2013 the company sold all of its ownership interest in The Brick for net proceeds of Cdn$221.2 (Cdn$5.40 per common share) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income). Net proceeds consisted of cash and convertible debentures issued by Leon's Furniture Limited. Cash proceeds were received on April 3, 2013.

(5)
On April 16, 2013 the company sold all of its investments in Imvescor common shares and equity warrants for total proceeds of $25.7 (Cdn$26.1) and recognized net realized gains of $6.2 on common shares (including amounts previously recorded in accumulated other comprehensive income) and $7.7 on equity warrants.

(6)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson, Inc. and its affiliates to invest in U.S. and international real estate properties. These partnerships are considered joint arrangements under IFRS 11 and accounted for using the equity method.

(7)	On January 18, 2013 the company sold all of its ownership interest in a private company for net proceeds of $14.0 and recognized a net gain on investment of $12.1.

The company's strategic investment of $107.1 at June 30, 2013 ($107.9 at December 31, 2012) in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust") is classified as at FVTPL within common stocks on the consolidated balance sheets.

7.	Short Sales and Derivatives
The following table summarizes the notional amount and fair value of the company’s derivative financial instruments:

	June 30, 2013				December 31, 2012
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	7,073.8	72.8	80.9	—	6,235.5	19.6	136.0
Equity total return swaps – short positions	—	1,657.6	83.0	13.5	—	1,433.0	4.1	55.1
Equity total return swaps – long positions	—	1,220.8	15.6	4.0	—	1,021.8	3.5	16.4
Warrants	0.4	0.5	0.4	—	19.3	68.5	36.0	—
Credit derivatives:
Credit default swaps	9.2	867.4	1.6	—	43.2	1,898.7	1.7	—
Warrants	2.7	90.0	0.1	—	2.7	90.0	1.3	—
CPI-linked derivative contracts	523.1	74,667.9	169.5	—	454.1	48,436.0	115.8	—
Foreign exchange forward contracts	—	—	33.1	16.5	—	—	3.8	20.6
Other derivative contracts	—	—	49.0	17.2	—	—	21.2	10.1
Total			425.1	132.1			207.0	238.2
The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At June 30, 2013 equity hedges with a net notional amount of $8,731.4 ($7,668.5 at December 31, 2012) represented 109.2% (100.6% at December 31, 2012) of the company's equity and equity-related holdings of $7,997.7 ($7,626.5 at December 31, 2012). During the second quarter of 2013 the company closed S&P 500 short equity index total return swaps with an original notional amount of $65.5 ($65.5 in the first six months of 2013) and initiated short positions in individual equity total return swaps with an original notional amount of $350.8 ($389.8 in the first six months of 2013) net of positions closed.

During the second quarter and first six months of 2013 the company paid net cash of $86.4 and $820.9 respectively (received net cash of $559.1 in the second quarter of 2012 and paid net cash of $307.4 in the first six months of 2012) in connection with the reset provisions of its short equity and equity index total return swaps. Refer to note 17 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	June 30, 2013				December 31, 2012
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	52,881,400	3,501.9	662.22	977.48	52,881,400	3,501.9	662.22	849.35
S&P 500	9,915,258	1,051.8	1,060.84	1,606.28	10,532,558	1,117.3	1,060.84	1,426.19
S&P/TSX 60	13,044,000	206.1	641.12	695.52	13,044,000	206.1	641.12	713.72
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,621.1	—	—	—	1,231.3	—	—

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

As at June 30, 2013 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $975.8 ($975.8 at December 31, 2012). During the second quarter and first six months of 2013 the company received net cash of $43.8 and $199.0 respectively (paid net cash of $141.6 in the second quarter of 2012 and received net cash of $26.3 in the first six months of 2012) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

At June 30, 2013 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations was $1,022.7 ($999.2 at December 31, 2012), comprised of collateral of $1,015.4 ($847.5 at December 31, 2012) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $7.3 ($151.7 at

December 31, 2012) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
Equity warrants were acquired in conjunction with the company's investment in debt securities of various Canadian companies. At June 30, 2013 the warrants have expiration dates ranging from 2 years to 9 years (2 years to 10 years at December 31, 2012).
Credit contracts
At June 30, 2013 the company's remaining credit default swaps have a weighted average life of less than one year (less than one year at December 31, 2012) and a notional amount and fair value of $867.4 and $1.6 respectively (December 31, 2012 - $1,898.7 and $1.7 respectively).
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At June 30, 2013 these contracts have a remaining weighted average life of 7.9 years (7.7 years at December 31, 2012) and a notional amount and fair value as shown in the table above. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company's CPI-linked derivative contracts:

	June 30, 2013				December 31, 2012
	Notional Amount		Weighted average strike price	Index value at period end	Notional Amount		Weighted average strike price	Index value at period end
Underlying CPI Index	Original currency	U.S. dollars			Original currency	U.S. dollars
United States	29,075.0	29,075.0	229.93	233.50	19,625.0	19,625.0	223.98	229.60
United Kingdom	3,300.0	5,005.1	243.82	249.70	550.0	894.1	216.01	246.80
European Union	28,475.0	37,013.2	109.57	117.07	20,425.0	26,928.1	109.74	116.39
France	2,750.0	3,574.6	123.42	125.78	750.0	988.8	120.09	125.02
		74,667.9				48,436.0

During the second quarter and first six months of 2013 the company purchased notional amounts of $13,606.2 and $27,027.7 respectively of CPI-linked derivative contracts at a cost of $58.8 and $82.7 respectively. The company also paid additional premiums of nil and $18.9 in the second quarter and first six months of 2013 respectively to increase the strike price of its CPI-linked derivative contracts (primarily its U.S. CPI-linked derivatives). These transactions increased the weighted average strike price of the U.S. CPI-linked derivative contracts from 223.98 at December 31, 2012 to 229.93 at June 30, 2013. The company did not complete any transactions in CPI-linked derivative contracts during the second quarter or first six months of 2012. The company’s CPI-linked derivative contracts produced unrealized losses of $16.4 and $48.8 in the second quarter and first six months of 2013 respectively, compared to an unrealized gain of $7.0 in the second quarter of 2012 and an unrealized loss of $61.0 in the first six months of 2012.
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at June 30, 2013 consisted of cash and government securities of $62.9 and $370.3 respectively (December 31, 2012 - $22.1 and $38.3 respectively). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at June 30, 2013. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 17.
Hedge of net investment in Canadian subsidiaries
The company has designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,590.9 (principal amount of Cdn$1,275.0 with a fair value of $1,424.4 at December 31, 2012) as a hedge of its net investment in its Canadian subsidiaries for financial reporting purposes. During the second quarter and first six months of 2013 the company recognized pre-tax gains of $55.5 and $86.6 respectively (2012 - $21.2 and $1.3 respectively) related to foreign currency movements on the unsecured senior notes in change in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statements of comprehensive income.

8.	Insurance Contract Liabilities

	June 30, 2013			December 31, 2012
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	2,766.5	395.7	2,370.8	2,727.4	427.4	2,300.0
Provision for losses and loss adjustment expenses	18,969.7	4,274.9	14,694.8	19,648.8	4,552.4	15,096.4
Total insurance contract liabilities	21,736.2	4,670.6	17,065.6	22,376.2	4,979.8	17,396.4

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the six months ended June 30 were as follows:

	2013	2012
Provision for losses and loss adjustment expenses – January 1	19,648.8	17,232.2
Increase (decrease) in estimated losses and expenses for claims occurring in the prior years	(81.6)	6.2
Losses and expenses for claims occurring in the current year	2,410.8	2,162.3
Paid on claims occurring during:
the current year	(367.3)	(335.0)
the prior years	(2,272.0)	(2,010.1)
Reinsurance-to-close transactions	—	70.6
Foreign exchange effect and other	(369.0)	(26.2)
Provision for losses and loss adjustment expenses – June 30	18,969.7	17,100.0

9.	Significant Commutation

On March 29, 2013 TIG entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8 which was received on April 5, 2013). The gain of $33.1 on the commutation is recorded in ceded losses on claims in the consolidated statement of earnings for the six months ended June 30, 2013.

10.	Reinsurance
Reinsurers’ share of insurance contract liabilities is comprised as follows:

	June 30, 2013			December 31, 2012
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	4,360.9	(86.0)	4,274.9	4,663.7	(111.3)	4,552.4
Reinsurers’ share of paid losses	568.2	(157.3)	410.9	469.6	(158.6)	311.0
Provision for unearned premiums	395.7	—	395.7	427.4	—	427.4
	5,324.8	(243.3)	5,081.5	5,560.7	(269.9)	5,290.8

Included in commissions, net in the consolidated statement of earnings for the three and six months ended June 30, 2013, is commission income from reinsurance contracts of $55.1 and $109.3 respectively (2012 - $51.0 and $100.1 respectively).

11.	Subsidiary Indebtedness and Long Term Debt

	June 30, 2013			December 31, 2012
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness	36.5	36.5	36.5	52.2	52.1	52.1

Long term debt – holding company borrowings	2,510.7	2,502.7	2,735.4	2,396.1	2,377.7	2,622.7
Long term debt – subsidiary company borrowings	640.1	635.5	644.2	624.0	618.8	629.9
	3,150.8	3,138.2	3,379.6	3,020.1	2,996.5	3,252.6

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on market prices, where available, or discounted cash flow models.

Six months ended June 30, 2013

On April 15, 2013 Thomas Cook India issued $18.3 (1.0 billion Indian rupees) principal amount of 10.52% debentures due 2018 at par value for net proceeds after commissions and expenses of $18.2 (993.1 million Indian rupees). Commissions and expenses of $0.1 (6.9 million Indian rupees) were included as part of the carrying value of the debt. The debentures are repayable in equal annual installments of $6.1 (333.3 million Indian rupees) in each of 2016, 2017 and 2018.

On January 21, 2013 the company completed a public debt offering of Cdn$250.0 principal amount of a re-opening of unsecured senior notes due 2022 at an issue price of $103.854 (an effective yield of 5.33%) for net proceeds after commissions and expenses of $259.9 (Cdn$258.1). Commissions and expenses of $1.5 (Cdn$1.5) were included as part of the carrying value of the debt. Subsequent to this offering, an aggregate principal amount of Cdn$450.0 of Fairfax unsecured senior notes due 2022 are outstanding. The company has designated these senior notes as a hedge of a portion of its net investment in its Canadian subsidiaries.

On January 22, 2013 the company repurchased $12.2 principal amount of its unsecured senior notes due 2017 for cash consideration of $12.6. On March 11, 2013 the company redeemed the remaining $36.2 outstanding principal amount of its unsecured senior notes due 2017 for cash consideration of $37.7 and recorded a loss on repurchase of long term debt of $3.4 (inclusive of $1.5 of unamortized issue costs). The loss is reflected in other expenses in the consolidated statement of earnings.

Six months ended June 30, 2012

On May 15, 2012, Crum & Foster redeemed for $6.4 of cash the $6.2 principal amount of its unsecured senior notes due May 2017.

On April 26, 2012, the company repaid the $86.3 principal amount of its unsecured senior notes upon maturity.

12.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2013	2012
Subordinate voting shares – January 1	19,496,641	19,627,026
Purchases for cancellation	(11)	—
Net treasury shares acquired	(19,615)	(44,617)
Subordinate voting shares – June 30	19,477,015	19,582,409
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – June 30	20,225,785	20,331,179

Capital transactions
Six months ended June 30, 2012
On March 21, 2012 the company issued 9,500,000 cumulative five-year rate reset preferred shares, Series K for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $231.7 (Cdn$230.1). Commissions and expenses of $7.4 were charged to preferred stock.

Repurchase of shares
During the three and six months ended June 30, 2013 and 2012 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During the three and six months ended June 30, 2013 the company repurchased 11 shares (2012 - nil) for cancellation from a former employee.

Accumulated other comprehensive income (loss)
The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	June 30, 2013			December 31, 2012
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	44.3	(9.7)	34.6	136.6	(17.0)	119.6
Share of accumulated other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(26.0)	1.7	(24.3)	(0.5)	(4.3)	(4.8)
	18.3	(8.0)	10.3	136.1	(21.3)	114.8
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	3.7	(1.1)	2.6	—	—	—
Gains (losses) on defined benefit plans	(8.1)	6.1	(2.0)	(9.2)	6.5	(2.7)
	(4.4)	5.0	0.6	(9.2)	6.5	(2.7)
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	13.9	(3.0)	10.9	126.9	(14.8)	112.1

Other comprehensive income (loss)
The amounts related to each component of consolidated other comprehensive income (loss) for the three and six months ended June 30, 2013 and 2012 were as follows:

	Second quarter
	2013			2012
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(109.9)	4.6	(105.3)	(40.9)	(1.5)	(42.4)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	55.5	—	55.5	21.2	—	21.2
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(13.9)	3.0	(10.9)	(12.5)	2.0	(10.5)
	(68.3)	7.6	(60.7)	(32.2)	0.5	(31.7)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	0.6	(0.2)	0.4	0.4	(0.2)	0.2
Change in gains (losses) on defined benefit plans	1.5	(0.6)	0.9	(5.8)	2.3	(3.5)
	2.1	(0.8)	1.3	(5.4)	2.1	(3.3)

Other comprehensive income (loss)	(66.2)	6.8	(59.4)	(37.6)	2.6	(35.0)

	First six months
	2013			2012
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(183.1)	7.3	(175.8)	4.0	(0.6)	3.4
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	86.6	—	86.6	1.3	—	1.3
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(25.5)	6.0	(19.5)	(4.3)	—	(4.3)
	(122.0)	13.3	(108.7)	1.0	(0.6)	0.4
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	3.7	(1.1)	2.6	(11.6)	0.8	(10.8)
Change in gains (losses) on defined benefit plans	1.5	(0.6)	0.9	(5.8)	2.3	(3.5)
	5.2	(1.7)	3.5	(17.4)	3.1	(14.3)

Other comprehensive income (loss)	(116.8)	11.6	(105.2)	(16.4)	2.5	(13.9)

13.	Earnings per Share
Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	Second quarter		First six months
	2013	2012	2013	2012
Net earnings (loss) attributable to shareholders of Fairfax	(157.8)	93.7	3.8	91.1
Preferred share dividends	(15.1)	(15.7)	(30.6)	(28.5)
Net earnings (loss) attributable to common shareholders – basic and diluted	(172.9)	78.0	(26.8)	62.6

Weighted average common shares outstanding – basic	20,233,855	20,333,814	20,238,761	20,344,968
Share-based payment awards	—	240,970	—	228,185
Weighted average common shares outstanding – diluted	20,233,855	20,574,784	20,238,761	20,573,153

Net earnings (loss) per common share – basic	$(8.55)	$3.84	$(1.32)	$3.08
Net earnings (loss) per common share – diluted	$(8.55)	$3.79	$(1.32)	$3.04
Share-based payment awards of 322,838 and 303,829 were not included in the calculation of net loss per diluted common share in the three and six months ended June 30, 2013 respectively, as the inclusion of the awards would be anti-dilutive.

14.	Income Taxes
The company’s provision for (recovery of) income taxes for the three and six months ended June 30 is summarized in the following table:

	Second quarter		First six months
	2013	2012	2013	2012
Current income tax:
Current year expense	6.1	7.7	19.6	29.6
Adjustments to prior years’ income taxes	(28.4)	—	(28.0)	0.9
	(22.3)	7.7	(8.4)	30.5
Deferred income tax:
Origination and reversal of temporary differences	(139.9)	7.9	(205.0)	(28.1)
Adjustments to prior years' deferred income taxes	11.9	1.8	11.8	4.9
Other	—	0.4	0.1	7.6
	(128.0)	10.1	(193.1)	(15.6)

Provision for (recovery of) income taxes	(150.3)	17.8	(201.5)	14.9
A significant portion of the company's earnings (loss) before income taxes is incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and six months ended June 30, 2013 and 2012 are summarized in the following tables:

	Second quarter
	2013				2012
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	13.9	(306.0)	(15.1)	(307.2)	(99.9)	150.9	61.0	112.0
Provision for (recovery of) income taxes	5.3	(154.8)	(0.8)	(150.3)	(17.9)	21.0	14.7	17.8
Net earnings (loss)	8.6	(151.2)	(14.3)	(156.9)	(82.0)	129.9	46.3	94.2

	First six months
	2013				2012
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	174.6	(417.3)	47.6	(195.1)	(320.3)	207.7	220.4	107.8
Provision for (recovery of) income taxes	16.6	(226.7)	8.6	(201.5)	(30.9)	18.6	27.2	14.9
Net earnings (loss)	158.0	(190.6)	39.0	6.4	(289.4)	189.1	193.2	92.9

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain OdysseyRe operations conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

Pre-tax profitability in Canada increased in the second quarter and first six months of 2013 compared to the second quarter and first six months of 2012 respectively, due to higher net investment gains. Pre-tax profitability in the U.S. and Other decreased in the second quarter and first six months of 2013 compared to the second quarter and first six months of 2012 respectively, primarily due to net unrealized investment losses on bonds and equity hedges.

A reconciliation of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate in the consolidated financial statements for the second quarter and first six months ended June 30 is summarized in the following table:

	Second quarter		First six months
	2013	2012	2013	2012
Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%
Provision for (recovery of) income taxes at the Canadian statutory income tax rate	(81.4)	29.7	(51.7)	28.6
Non-taxable investment income	(34.5)	(24.1)	(85.1)	(75.3)
Tax rate differential on income and losses incurred outside Canada	(21.4)	6.9	(47.1)	9.4
Change in unrecorded tax benefit of losses and temporary differences	(12.6)	4.1	(31.3)	37.1
Foreign exchange	12.7	(7.8)	18.9	1.8
Change in tax rate for deferred income taxes	0.7	(4.5)	1.4	(1.9)
Provision (recovery) relating to prior years	(16.5)	2.7	(16.2)	3.6
Other including permanent differences	2.7	10.8	9.6	11.6
Provision for (recovery of) income taxes	(150.3)	17.8	(201.5)	14.9

Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses incurred outside of Canada in the second quarter and first six months of 2013 decreased by $28.3 and $56.5 on a year-over-year basis primarily as a result of significant pre-tax net unrealized investment losses on bonds and equity hedges in the U.S. where statutory tax rates are significantly higher than in Canada.
The change in unrecorded tax benefit of losses and temporary differences in the second quarter and first six months of 2013 decreased by $16.7 and $68.4 on a year-over-year basis primarily as a result of the utilization of unrecorded tax operating and capital losses in Canada. The company utilized unrecorded tax operating and capital losses in Canada of $52.8 and $112.5 in the second quarter and first six months of 2013 respectively (primarily as a result of taxable net investment gains recognized in those respective periods). During the second quarter and first six months of 2012 tax operating and capital losses incurred in Canada of $67.4 and $240.7 respectively were not recorded as deferred tax assets because they did not meet the applicable recognition criteria under IFRS.

15.	Contingencies and Commitments

Lawsuits
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect, and in late May 2013 Fairfax filed its appellate brief in prosecution of this appeal. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.

16.	Acquisitions and Divestitures

Subsequent to June 30, 2013
Acquisition of Hartville Group, Inc.
On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. The assets and liabilities and results of operations of Hartville will be consolidated in the U.S. Insurance reporting segment. Fair value and other measurement adjustments to the preliminary carrying values of Hartville's assets of $17.7 and liabilities of $11.9 at July 3, 2013 will be prepared in the third quarter of 2013 and finalized within twelve months of the acquisition date subsequent to the completion of the formal valuation of Hartville's assets and liabilities. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 in premiums annually.

Six months ended June 30, 2013

Acquisition of American Safety Insurance Holdings, Ltd.
On June 3, 2013 the company announced that it had entered into an agreement to acquire all of the outstanding shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $29.25 per share in cash, representing aggregate purchase consideration of approximately $306. On July 29, 2013, American Safety received a proposal to acquire all of its outstanding shares for $29.75 per share in cash. American Safety is a Bermuda-based holding company underwriting specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.
Acquisition of IKYA Human Capital Solutions Private Limited
On May 14, 2013 Thomas Cook (India) Limited (“Thomas Cook India”) acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited (“IKYA”) for purchase consideration of $46.8 (2,563.2 million Indian rupees). Fairfax recorded assets acquired of $92.5 (including goodwill of $37.0), liabilities assumed of $38.6 and non-controlling interests of $7.1 (representing Fairfax's 58.0% economic interest in IKYA as a result of acquiring IKYA through 75.0%-owned Thomas Cook India). The determination of the fair value of assets and liabilities is preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the acquisition date. The assets and liabilities and results of operations of IKYA were consolidated in the Other reporting segment. IKYA provides specialized human resources services to leading corporate clients in India.
Private Placement of Thomas Cook India Common Shares
On May 7, 2013 Thomas Cook India completed a private placement of 34,379,606 of newly issued common shares at 53.50 Indian rupees per share to qualified institutional buyers (other than existing shareholders of Thomas Cook India) and received net proceeds after expenses of $32.9 (1,780.5 million Indian rupees). The proceeds were used to partially finance the acquisition of IKYA as described in the preceding paragraph. This transaction reduced the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0% at June 30, 2013, thereby satisfying securities regulations in India stipulating that the company reduce its ownership interest in Thomas Cook India to 75.0% or less by August 2013.
Six months ended June 30, 2012

Additional investment in Thai Reinsurance Public Company Limited
On March 19, 2012 the company increased its ownership interest in Thai Reinsurance Public Company Limited (“Thai Re”), from 2.0% to 23.2% through participation in a Thai Re rights offering and a private placement of newly issued common shares for cash purchase consideration of $77.0 (2.4 billion Thai Baht). Accordingly, on March 19, 2012 the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.
Acquisition of Prime Restaurants Inc.
On January 10, 2012 the company completed the acquisition of 100% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for a cash payment per share of $7.46 (Cdn$7.50 per common and restricted share plus funding of a special dividend payment of Cdn$0.08 per share made by Prime Restaurants to its common shareholders), representing aggregate cash purchase consideration of $68.5 (Cdn$69.6). Subsequent to the acquisition, certain key executives of Prime Restaurants invested a portion of the proceeds each received from the transaction (an aggregate amount of $11.8 (Cdn$11.9)) into common shares of Prime Restaurants, reducing Fairfax's net cash outflow to $56.7 (Cdn$57.7) and its ownership interest from 100% to 81.7%. The assets and liabilities and results of operations of Prime Restaurants are included in the company's financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

The identifiable assets acquired and liabilities assumed in connection with the acquisition described above is summarized in the table below.

Prime Restaurants
Acquisition date	January 10, 2012
Percentage of common shares acquired	81.7%
Assets:
Portfolio investments - cash and cash equivalents	5.3
Deferred income taxes	6.6
Goodwill and intangible assets	64.0
Other assets	8.7
84.6
Liabilities:
Subsidiary indebtedness	3.1
Accounts payable and accrued liabilities	12.1
15.2
Non-controlling interests	12.7
Purchase consideration	56.7
84.6

17.	Financial Risk Management

Overview
The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk (which necessarily factors in climate change considerations), credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at June 30, 2013 compared to those identified at December 31, 2012, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2012, except as discussed below.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at June 30, 2013 compared to December 31, 2012.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at June 30, 2013 compared to December 31, 2012.

Investments in Debt Instruments
The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	June 30, 2013		December 31, 2012
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,398.0	23.1	2,711.5	23.7
AA/Aa	4,657.6	44.8	5,069.6	44.4
A/A	2,144.4	20.6	2,266.0	19.8
BBB/Baa	186.1	1.8	282.7	2.5
BB/Ba	48.1	0.5	53.3	0.5
B/B	388.0	3.7	448.8	3.9
Lower than B/B and unrated	568.0	5.5	588.4	5.2
Total	10,390.2	100.0	11,420.3	100.0
Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts:

	June 30, 2013	December 31, 2012
Total derivative assets(1)	424.6	169.7
Impact of net settlement arrangements	(83.4)	(79.2)
Fair value of collateral deposited for the benefit of the company(2)	(291.6)	(56.5)
Excess collateral pledged by the company in favour of counterparties	8.5	38.5
Initial margin not held in segregated third party custodian accounts	106.7	93.1
Net derivative counterparty exposure after net settlement and collateral arrangements	164.8	165.6

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk.

(2)	Net of $141.6 ($3.9 at December 31, 2012) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at June 30, 2013 consisted of cash and government securities of $62.9 and $370.3 respectively (December 31, 2012 - $22.1 and $38.3 respectively). The company had not exercised its right to sell or repledge collateral at June 30, 2013.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at June 30, 2013 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 10.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. The liquidity requirements of the holding company principally relate to interest and corporate overhead expenses, preferred share dividends, income tax payments and certain derivative obligations (described below). The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, provide adequate liquidity to meet the holding company's remaining known obligations in 2013. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility.
The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). The insurance and reinsurance subsidiaries use cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).
During the second quarter and first six months of 2013 the insurance and reinsurance subsidiaries paid net cash of $126.1 and $666.6 respectively (received net cash of $302.5 in the second quarter of 2012 and paid net cash of $183.5 in the first six months of 2012) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the second quarter and first six months of 2013 the holding company received net cash of $83.5 and $44.7 respectively (received net cash of $115.0 in the second quarter of 2012 and paid net cash of $97.6 in the first six months of 2012) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at June 30, 2013 compared to December 31, 2012.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security, with the hypothetical effect on net earnings calculated on an after-tax basis.

	June 30, 2013			December 31, 2012
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	8,696.2	(1,148.5)	(16.3)	9,766.7	(1,132.0)	(14.5)
100 basis point increase	9,547.6	(572.6)	(8.1)	10,522.5	(595.1)	(7.6)
No change	10,390.2	—	—	11,420.3	—	–
100 basis point decrease	11,340.4	646.7	9.1	12,493.2	735.7	9.4
200 basis point decrease	12,491.2	1,429.1	20.2	13,803.7	1,635.3	20.9
Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at June 30, 2013 compared to December 31, 2012 are described below.
The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities. In the second quarter and first six months of 2013 the company's equity and equity-related holdings after equity hedges produced a net gain of $70.5 and $176.1 respectively, compared to a net loss of $194.5 and $179.1 in the second quarter and first six months of 2012 respectively. At June 30, 2013 equity hedges with a notional amount of $8,731.4 ($7,668.5 at December 31, 2012) represented 109.2% (100.6% at December 31, 2012) of the company's equity and equity-related holdings of $7,997.7 ($7,626.5 at December 31, 2012).

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. In the context of the company's equity hedges, the company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings (basis risk).

The company's risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis. Based on its historical observation, the company believes that hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity risk.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at June 30, 2013 and December 31, 2012 and results of operations for the quarters and six months ended June 30, 2013 and 2012:

	June 30, 2013		December 31, 2012		Quarter ended June 30, 2013	Quarter ended June 30, 2012	Six months ended June 30, 2013	Six months ended June 30, 2012
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,910.9	4,910.9	4,569.2	4,569.2	58.3	(465.2)	470.0	31.5
Preferred stocks – convertible	393.2	393.2	415.0	415.0	(2.8)	(30.9)	(21.2)	(16.0)
Bonds – convertible	407.1	407.1	426.4	426.4	(29.6)	5.0	(49.3)	106.8
Investments in associates(1)	1,065.2	999.7	1,125.6	959.3	6.2	29.8	130.2	29.8
Derivatives and other invested assets:
Equity total return swaps – long positions	1,220.8	11.6	1,021.8	(12.9)	40.9	(121.7)	223.5	102.9
Equity warrants	0.5	0.4	68.5	36.0	(2.3)	(0.9)	15.9	(0.9)
Total equity and equity related holdings	7,997.7	6,722.9	7,626.5	6,393.0	70.7	(583.9)	769.1	254.1

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,657.6)	69.5	(1,433.0)	(51.0)	157.2	143.3	236.8	12.9
Equity index total return swaps – short positions	(7,073.8)	(8.1)	(6,235.5)	(116.4)	(157.4)	246.1	(829.8)	(446.1)
	(8,731.4)	61.4	(7,668.5)	(167.4)	(0.2)	389.4	(593.0)	(433.2)

Net (short) exposure and financial effects	(733.7)		(42.0)		70.5	(194.5)	176.1	(179.1)

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard, Singapore Re, Thai Re and Falcon Thailand which the company consider to be long term strategic holdings.

Risk of Decreasing Price Levels
The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.

Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at June 30, 2013 compared to December 31, 2012.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at June 30, 2013, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests was $11,761.6 compared to $11,938.9 at December 31, 2012. The company manages its capital based on the following financial measurements and ratios:

	June 30, 2013	December 31, 2012
Holding company cash and investments (net of short sale and derivative obligations)	1,191.6	1,128.0

Holding company debt	2,347.3	2,220.2
Subsidiary debt	672.0	670.9
Other long term obligations – holding company	155.4	157.5
Total debt	3,174.7	3,048.6
Net debt	1,983.1	1,920.6

Common shareholders’ equity	7,319.2	7,654.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	101.3	69.2
Total equity	8,586.9	8,890.3

Net debt/total equity	23.1%	21.6%
Net debt/net total capital(1)	18.8%	17.8%
Total debt/total capital(2)	27.0%	25.5%
Interest coverage(3)	n/a	4.2x
Interest and preferred share dividend distribution coverage(4)	n/a	3.0x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

18.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations.

Insurance
Northbridge - Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

U.S. Insurance - U.S. Insurance is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. Zenith National is primarily engaged in the workers' compensation insurance business in the United States.

Fairfax Asia - Fairfax Asia includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon) and Malaysia (Pacific Insurance). Fairfax Asia also includes the company's equity accounted interests in Mumbai-based ICICI Lombard (26.0%) and Thailand-based Falcon Thailand (40.5%).

Reinsurance
OdysseyRe - OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd's of London marketplace.

Insurance and Reinsurance - Other
Insurance and Reinsurance - Other is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Polish Re underwrites reinsurance in Central and Eastern Europe. Fairfax Brasil writes commercial property and casualty insurance in Brazil.

Runoff
The Runoff reporting segment comprises RiverStone (UK), RiverStone Insurance (since October 12, 2012) and the U.S. runoff company formed on the merger of TIG and International Insurance Company combined with Old Lyme, Fairmont, General Fidelity, Clearwater and Commonwealth Insurance Company of America (since January 1, 2013).

Other
The Other reporting segment is comprised of Ridley, William Ashley, Sporting Life, Prime Restaurants, Thomas Cook India and IKYA (since May 14, 2013). Ridley is engaged in the animal nutrition business in the U.S. and Canada. William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life is a Canadian retailer of sporting goods and sports apparel. Prime Restaurants (acquired on January 10, 2012, pursuant to the transaction described in note 16) franchises, owns and operates a network of casual dining restaurants and pubs primarily in Canada. Thomas Cook India (acquired on August 14, 2012) is an integrated travel and travel related financial services company in India offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. IKYA (acquired by Thomas Cook India on May 14, 2013 pursuant to the transaction described in note 16) provides specialized human resources services to leading corporate clients in India.

Corporate and Other
Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax Income (Loss)
An analysis of pre-tax income (loss) by reporting segment for the three and six months ended June 30 is presented below:
Quarter ended June 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	350.2	537.2	111.6	559.8	146.7	1,705.5	—	—	—	—	1,705.5
Intercompany	1.1	(0.1)	0.2	2.6	4.1	7.9	—	—	—	(7.9)	—
	351.3	537.1	111.8	562.4	150.8	1,713.4	—	—	—	(7.9)	1,705.5
Net premiums written(1)	304.4	441.2	60.3	501.7	122.4	1,430.0	—	—	—	—	1,430.0
Net premiums earned(1)
External	245.0	475.9	66.4	553.4	103.7	1,444.4	—	—	—	—	1,444.4
Intercompany	(1.9)	(2.1)	(4.0)	2.8	5.3	0.1	—	—	—	—	0.1
	243.1	473.8	62.4	556.2	109.0	1,444.5	—	—	—	—	1,444.5
Underwriting expenses	(244.1)	(473.0)	(56.6)	(477.6)	(109.3)	(1,360.6)	—	—	—	—	(1,360.6)
Underwriting profit (loss)	(1.0)	0.8	5.8	78.6	(0.3)	83.9	—	—	—	—	83.9
Interest income	6.2	18.0	5.4	40.5	5.3	75.4	19.8	—	(9.1)	—	86.1
Dividends	3.9	4.8	2.3	12.6	2.8	26.4	4.4	—	2.0	—	32.8
Investment expenses	(8.0)	(5.1)	(0.6)	(10.6)	(3.3)	(27.6)	(4.5)	—	(0.8)	26.1	(6.8)
Interest and dividends	2.1	17.7	7.1	42.5	4.8	74.2	19.7	—	(7.9)	26.1	112.1
Share of profit (loss) of associates	1.8	(0.6)	6.8	20.4	1.0	29.4	4.1	0.1	(6.2)	—	27.4
Other
Revenue	—	—	—	—	—	—	1.0	186.5	26.1	(26.1)	187.5
Expenses	—	—	—	—	—	—	(29.7)	(177.2)	—	—	(206.9)
	—	—	—	—	—	—	(28.7)	9.3	26.1	(26.1)	(19.4)
Operating income (loss)	2.9	17.9	19.7	141.5	5.5	187.5	(4.9)	9.4	12.0	—	204.0
Net gains (losses) on investments	18.5	(135.2)	(15.5)	(207.6)	(32.9)	(372.7)	(123.8)	—	80.8	—	(415.7)
Interest expense	—	(1.2)	—	(6.8)	(1.0)	(9.0)	—	(0.9)	(43.3)	—	(53.2)
Corporate overhead and other	(3.2)	(13.7)	—	(5.3)	(0.1)	(22.3)	—	—	(20.0)	—	(42.3)
Pre-tax income (loss)	18.2	(132.2)	4.2	(78.2)	(28.5)	(216.5)	(128.7)	8.5	29.5	—	(307.2)
Income taxes											150.3
Net loss											(156.9)

Attributable to:
Shareholders of Fairfax											(157.8)
Non-controlling interests											0.9
											(156.9)

(1)	Excludes $0.1, $0.1 and $1.0 of Runoff's gross premiums written, net premiums written and net premiums earned respectively.

Quarter ended June 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	351.3	529.0	108.6	702.4	147.2	1,838.5	—	—	—	—	1,838.5
Intercompany	0.6	2.5	—	3.4	28.7	35.2	—	—	—	(35.2)	—
	351.9	531.5	108.6	705.8	175.9	1,873.7	—	—	—	(35.2)	1,838.5
Net premiums written(1)	289.3	454.2	54.8	620.3	146.6	1,565.2	—	—	—	—	1,565.2
Net premiums earned(1)
External	267.4	437.5	59.3	518.7	88.0	1,370.9	—	—	—	—	1,370.9
Intercompany	(21.5)	1.0	(2.6)	2.5	23.0	2.4	—	—	—	—	2.4
	245.9	438.5	56.7	521.2	111.0	1,373.3	—	—	—	—	1,373.3
Underwriting expenses	(260.7)	(469.2)	(50.4)	(447.5)	(112.8)	(1,340.6)	—	—	—	—	(1,340.6)
Underwriting profit (loss)	(14.8)	(30.7)	6.3	73.7	(1.8)	32.7	—	—	—	—	32.7
Interest income	9.7	14.5	4.3	37.1	5.5	71.1	19.2	—	(7.6)	—	82.7
Dividends	3.9	7.9	1.8	9.3	2.0	24.9	4.1	—	2.8	—	31.8
Investment expenses	(3.5)	(5.7)	(0.6)	(2.3)	(3.8)	(15.9)	(1.9)	—	—	9.1	(8.7)
Interest and dividends	10.1	16.7	5.5	44.1	3.7	80.1	21.4	—	(4.8)	9.1	105.8
Share of profit (loss) of associates	(0.6)	(0.1)	(2.1)	2.1	4.0	3.3	0.3	—	5.3	—	8.9
Other
Revenue	—	—	—	—	—	—	4.4	178.6	9.1	(9.1)	183.0
Expenses	—	—	—	—	—	—	(19.4)	(178.9)	—	—	(198.3)
	—	—	—	—	—	—	(15.0)	(0.3)	9.1	(9.1)	(15.3)
Operating income (loss)	(5.3)	(14.1)	9.7	119.9	5.9	116.1	6.7	(0.3)	9.6	—	132.1
Net gains (losses) on investments	(30.2)	42.0	(1.8)	4.8	(19.4)	(4.6)	71.9	—	4.2	—	71.5
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Interest expense	—	(1.5)	—	(7.0)	(1.1)	(9.6)	(2.3)	(0.1)	(39.6)	—	(51.6)
Corporate overhead and other	(1.6)	(4.2)	—	(6.8)	—	(12.6)	—	—	(26.6)	—	(39.2)
Pre-tax income (loss)	(37.1)	21.4	7.9	110.9	(14.6)	88.5	76.3	(0.4)	(52.4)	—	112.0
Income taxes											(17.8)
Net earnings											94.2

Attributable to:
Shareholders of Fairfax											93.7
Non-controlling interests											0.5
											94.2

(1)	Excludes $0.6, $0.1 and $4.4 of Runoff's gross premiums written, net premiums written (returned) and net premiums earned respectively.

Six months ended June 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	593.3	1,194.7	253.6	1,226.7	328.8	3,597.1	—	—	—	—	3,597.1
Intercompany	1.6	0.1	0.1	4.9	(26.2)	(19.5)	—	—	—	19.5	—
	594.9	1,194.8	253.7	1,231.6	302.6	3,577.6	—	—	—	19.5	3,597.1
Net premiums written(1)	552.0	1,018.4	136.4	1,105.7	223.3	3,035.8	—	—	—	—	3,035.8
Net premiums earned(1)
External	492.9	945.8	124.9	1,110.4	202.4	2,876.4	—	—	—	—	2,876.4
Intercompany	(4.1)	(3.2)	(7.6)	2.3	12.9	0.3	—	—	—	—	0.3
	488.8	942.6	117.3	1,112.7	215.3	2,876.7	—	—	—	—	2,876.7
Underwriting expenses	(490.9)	(956.4)	(106.6)	(939.0)	(213.9)	(2,706.8)	—	—	—	—	(2,706.8)
Underwriting profit (loss)	(2.1)	(13.8)	10.7	173.7	1.4	169.9	—	—	—	—	169.9
Interest income	12.9	36.1	10.4	77.7	11.0	148.1	37.0	—	(16.0)	—	169.1
Dividends	6.3	9.0	3.5	20.8	3.6	43.2	7.2	—	4.7	—	55.1
Investment expenses	(12.0)	(10.2)	(1.3)	(23.3)	(5.8)	(52.6)	(11.4)	—	(2.1)	53.5	(12.6)
Interest and dividends	7.2	34.9	12.6	75.2	8.8	138.7	32.8	—	(13.4)	53.5	211.6
Share of profit (loss) of associates	2.2	(1.0)	13.4	21.6	0.8	37.0	6.7	0.4	2.0	—	46.1
Other
Revenue	—	—	—	—	—	—	31.6	380.7	53.5	(53.5)	412.3
Expenses	—	—	—	—	—	—	(76.8)	(364.9)	—	—	(441.7)
	—	—	—	—	—	—	(45.2)	15.8	53.5	(53.5)	(29.4)
Operating income (loss)	7.3	20.1	36.7	270.5	11.0	345.6	(5.7)	16.2	42.1	—	398.2
Net gains (losses) on investments	68.1	(176.1)	(21.4)	(347.3)	30.4	(446.3)	(137.1)	—	177.1	—	(406.3)
Loss on repurchase of long term debt(2)	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)
Interest expense	—	(2.4)	—	(13.7)	(2.1)	(18.2)	—	(1.7)	(86.6)	—	(106.5)
Corporate overhead and other	(4.9)	(18.9)	—	(9.9)	(0.1)	(33.8)	—	—	(43.3)	—	(77.1)
Pre-tax income (loss)	70.5	(177.3)	15.3	(100.4)	39.2	(152.7)	(142.8)	14.5	85.9	—	(195.1)
Income taxes											201.5
Net earnings											6.4

Attributable to:
Shareholders of Fairfax											3.8
Non-controlling interests											2.6
											6.4

(1)	Excludes $0.3, nil and $31.6 of Runoff's gross premiums written, net premiums written and net premiums earned respectively.

(2)
Loss on repurchase of long term debt of $3.4 related to the repurchase by Fairfax of its unsecured senior notes due 2017. This amount is reflected in other expenses in the consolidated statement of earnings.

Six months ended June 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	610.8	1,160.4	240.4	1,301.9	333.2	3,646.7	—	—	—	—	3,646.7
Intercompany	1.4	2.1	0.3	6.9	48.6	59.3	—	—	—	(59.3)	—
	612.2	1,162.5	240.7	1,308.8	381.8	3,706.0	—	—	—	(59.3)	3,646.7
Net premiums written(1)	490.9	1,018.2	127.6	1,146.2	303.9	3,086.8	—	—	—	—	3,086.8
Net premiums earned(1)
External	541.1	853.8	114.9	1,002.1	193.6	2,705.5	—	—	—	—	2,705.5
Intercompany	(43.2)	3.2	(4.8)	6.1	44.7	6.0	—	—	—	—	6.0
	497.9	857.0	110.1	1,008.2	238.3	2,711.5	—	—	—	—	2,711.5
Underwriting expenses	(523.5)	(926.2)	(99.6)	(871.0)	(242.3)	(2,662.6)	—	—	—	—	(2,662.6)
Underwriting profit (loss)	(25.6)	(69.2)	10.5	137.2	(4.0)	48.9	—	—	—	—	48.9
Interest income	26.0	33.9	8.8	82.5	15.9	167.1	41.7	—	(15.7)	—	193.1
Dividends	8.8	13.0	3.0	17.7	3.7	46.2	6.6	—	3.6	—	56.4
Investment expenses	(6.2)	(10.9)	(1.1)	(12.4)	(5.3)	(35.9)	(5.2)	—	(1.4)	28.4	(14.1)
Interest and dividends	28.6	36.0	10.7	87.8	14.3	177.4	43.1	—	(13.5)	28.4	235.4
Share of profit (loss) of associates	(3.3)	(4.8)	0.6	(12.4)	11.8	(8.1)	1.5	—	6.8	—	0.2
Other
Revenue	—	—	—	—	—	—	5.7	383.6	28.4	(28.4)	389.3
Expenses	—	—	—	—	—	—	(40.9)	(378.5)	—	—	(419.4)
	—	—	—	—	—	—	(35.2)	5.1	28.4	(28.4)	(30.1)
Operating income (loss)	(0.3)	(38.0)	21.8	212.6	22.1	218.2	9.4	5.1	21.7	—	254.4
Net gains (losses) on investments	(112.1)	63.1	(2.7)	66.0	0.9	15.2	123.0	—	(107.6)	—	30.6
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Interest expense	—	(3.0)	—	(13.9)	(2.3)	(19.2)	(4.6)	(0.2)	(80.5)	—	(104.5)
Corporate overhead and other	(3.3)	(10.9)	—	(9.5)	(0.2)	(23.9)	—	—	(48.0)	—	(71.9)
Pre-tax income (loss)	(115.7)	10.4	19.1	255.2	20.5	189.5	127.8	4.9	(214.4)	—	107.8
Income taxes											(14.9)
Net earnings											92.9

Attributable to:
Shareholders of Fairfax											91.1
Non-controlling interests											1.8
											92.9

(1)	Excludes nil, $0.1 and $5.7 of Runoff's gross premiums written, net premiums written (returned) and net premiums earned respectively.

A reconciliation of total revenue of the reporting segments to the company's consolidated revenue for the three and six months ended June 30 is shown below:

	Second quarter		First six months
	2013	2012	2013	2012
Revenue of reporting segments:
Net premiums earned	1,444.5	1,373.3	2,876.7	2,711.5
Interest and dividends	112.1	105.8	211.6	235.4
Share of profit of associates	27.4	8.9	46.1	0.2
Net gains (losses) on investments	(415.7)	71.5	(406.3)	30.6
Other revenue per reportable segment	187.5	183.0	412.3	389.3
Total consolidated revenues	1,355.8	1,742.5	3,140.4	3,367.0

Segment Assets and Liabilities
An analysis of assets and liabilities by reporting segment is shown below:

	Segment Assets		Segment Liabilities
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Insurance - Canada (Northbridge)	5,206.0	5,436.6	3,672.2	3,882.4
- U.S. (Crum & Forster and Zenith National)	8,423.4	8,445.2	6,136.7	6,064.7
- Asia (Fairfax Asia)	1,628.0	1,676.7	1,099.5	1,146.4
Reinsurance - OdysseyRe	11,181.0	11,380.6	7,464.6	7,599.7
Insurance and Reinsurance - Other	2,406.4	2,428.2	1,636.5	1,654.8
Ongoing operations	28,844.8	29,367.3	20,009.5	20,348.0
Runoff	7,335.8	8,000.5	5,685.7	6,226.6
Other	690.0	662.2	293.9	261.8
Corporate and other and eliminations and adjustments	(748.9)	(1,088.8)	1,545.7	1,214.5
Consolidated	36,121.7	36,941.2	27,534.8	28,050.9

19.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and six months ended June 30 are comprised of the following:

	Second quarter		First six months
	2013	2012	2013	2012
Losses and loss adjustment expenses	860.0	867.1	1,709.6	1,714.8
Salaries and employee benefit expenses	244.8	231.2	495.5	464.6
Other reporting segment cost of inventories	109.4	126.8	233.3	270.8
Audit, legal and tax professional fees	22.1	31.3	49.3	63.2
Premium taxes	24.1	23.4	48.9	47.5
Information technology costs	20.0	16.1	37.9	32.6
Operating lease costs	16.0	16.4	33.1	33.2
Depreciation, amortization and impairment charges	18.5	15.0	35.4	31.6
Loss on repurchase of long term debt	—	0.8	3.4	0.8
Restructuring costs	8.8	—	12.1	0.1
Administrative expense and other	51.3	35.5	95.5	74.1
	1,375.0	1,363.6	2,754.0	2,733.3

20.	Supplementary Cash Flow Information
Cash and cash equivalents are included in the consolidated balance sheets as follows:

	June 30, 2013	December 31, 2012
Holding company cash and investments:
Cash and balances with banks	62.3	99.9
Treasury bills and other eligible bills	38.7	113.0
	101.0	212.9
Subsidiary cash and short term investments:
Cash and balances with banks	1,433.0	1,432.0
Treasury bills and other eligible bills	1,749.3	1,296.6
	3,182.3	2,728.6
Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	8.1	4.8
Treasury bills and other eligible bills	10.5	46.3
	18.6	51.1
Subsidiary indebtedness - bank overdrafts	(6.2)	(5.2)
Cash, cash equivalents and bank overdrafts included in the consolidated balance sheets	3,295.7	2,987.4

Less: Subsidiary cash and cash equivalents - restricted(1)
Cash and balances with banks	131.0	50.6
Treasury bills and other eligible bills	227.4	121.5
	358.4	172.1

Cash, cash equivalents and bank overdrafts included in the consolidated statements of cash flows	2,937.3	2,815.3

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the three and six months ended June 30 are as follows:

	Second quarter		First six months
	2013	2012	2013	2012
(a) Net (purchases) sales of securities classified as at FVTPL
Short term investments	336.8	(587.7)	782.6	252.1
Bonds	8.0	1,399.4	264.2	1,800.8
Preferred stocks	5.7	8.1	(5.0)	4.2
Common stocks	108.4	31.5	120.4	(151.3)
Net derivatives and short sales	(86.3)	395.6	(724.1)	(266.4)
	372.6	1,246.9	438.1	1,639.4

(b) Changes in operating assets and liabilities
Net increase in restricted cash and cash equivalents	(260.1)	(52.0)	(191.4)	(61.0)
Provision for losses and loss adjustment expenses	(183.6)	(108.7)	(280.8)	(192.7)
Provision for unearned premiums	(20.1)	195.2	105.3	411.5
Insurance contract receivables	143.0	(90.1)	(201.8)	(320.7)
Recoverable from reinsurers	101.3	32.0	118.7	(32.8)
Other receivables	(23.7)	46.5	(5.6)	3.4
Funds withheld payable to reinsurers	1.3	9.3	(1.8)	24.5
Accounts payable and accrued liabilities	4.3	28.2	150.6	31.2
Income taxes payable	(17.1)	(21.7)	(12.9)	15.6
Other	(55.3)	(37.2)	(64.2)	(107.6)
	(310.0)	1.5	(383.9)	(228.6)

(c) Net interest and dividends received
Interest and dividends received	152.3	133.2	284.7	271.0
Interest paid	(76.2)	(69.3)	(98.4)	(95.3)
	76.1	63.9	186.3	175.7

(d) Net income taxes paid	(6.1)	(25.9)	(6.5)	(56.8)

(e) Dividends paid
Common share dividends paid	—	—	(205.5)	(205.8)
Preferred share dividends paid	(15.1)	(15.7)	(30.6)	(28.5)
Dividends paid to non-controlling interests	(6.0)	(6.7)	(6.0)	(6.7)
	(21.1)	(22.4)	(242.1)	(241.0)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of August 1, 2013)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and six months ended June 30, 2013, and the notes to the MD&A contained in the company's 2012 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders respectively.

(6)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments

Acquisitions and divestitures

Subsequent to June 30, 2013

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 in premiums annually.

Six months ended June 30, 2013

On June 3, 2013 the company announced that it had entered into an agreement to acquire all of the outstanding shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $29.25 per share in cash, representing aggregate purchase consideration of approximately $306. On July 29, 2013, American Safety received a proposal to acquire all of its outstanding shares for $29.75 per share in cash. American Safety is a Bermuda-based holding company underwriting specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.
On May 14, 2013 Thomas Cook (India) Limited (“Thomas Cook India”) acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited (“IKYA”) for purchase consideration of $46.8 (2,563.2 million Indian rupees). Thomas Cook India partially financed the acquisition of IKYA through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India). As a result of the share issuance, the company's interest in Thomas Cook India was reduced from 87.1% at December 31, 2012 to 75.0% at June 30, 2013. IKYA provides specialized human resources services to leading corporate clients in India. The assets and liabilities and results of operations of IKYA were consolidated in the Other reporting segment.

Year ended December 31, 2012

On November 28, 2012 Ridley Inc. ("Ridley") acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products). On November 30, 2012 Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). Ridley received a 30% interest in Masterfeeds LP for the net assets contributed. The company records its investment in Masterfeeds LP using the equity method of accounting.
On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited ("RiverStone Insurance") on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company's financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.
On August 14, 2012 the company acquired an 87.1% interest in Thomas Cook India for cash purchase consideration of $172.7 (9,626 million Indian rupees). The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company's financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

On March 19, 2012 the company completed the acquisition of 21.2% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”) for cash purchase consideration of $77.0 (2.4 billion Thai Baht), increasing the company’s ownership interest to 23.2%. Subsequent to making its investment, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

On January 10, 2012 the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for net cash purchase consideration of $56.7 (Cdn$57.7). The assets and liabilities and results of operations of Prime Restaurants since acquisition were consolidated within the company's financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three and six months ended June 30 are shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, Prime Restaurants (acquired January 10, 2012), Thomas Cook India (acquired August 14, 2012) and IKYA (acquired on May 14, 2013).

	Second quarter		First six months
	2013	2012	2013	2012
Net premiums earned
Insurance - Canada (Northbridge)	243.1	245.9	488.8	497.9
- U.S. (Crum & Forster and Zenith National)	473.8	438.5	942.6	857.0
- Asia (Fairfax Asia)	62.4	56.7	117.3	110.1
Reinsurance - OdysseyRe	556.2	521.2	1,112.7	1,008.2
Insurance and Reinsurance - Other	109.0	111.0	215.3	238.3
Runoff	1.0	4.4	31.6	5.7
	1,445.5	1,377.7	2,908.3	2,717.2
Interest and dividends	139.5	114.7	257.7	235.6
Net gains (losses) on investments	(415.7)	71.5	(406.3)	30.6
Other revenue	186.5	178.6	380.7	383.6
	1,355.8	1,742.5	3,140.4	3,367.0

Revenue in the second quarter of 2013 of $1,355.8 ($3,140.4 in the first six months of 2013) decreased from revenue in the second quarter of 2012 of $1,742.5 ($3,367.0 in the first six months of 2012) reflecting significant net losses on investments in the second quarter and first six months of 2013, partially offset increased net premiums earned and higher interest and dividends.

The growth in net premiums earned by the company’s insurance and reinsurance operations in the second quarter of 2013 was principally due to year-over-year increases at OdysseyRe ($35.0, 6.7%), Zenith National ($22.9, 16.0%), Crum & Forster ($12.4, 4.2%) and Fairfax Asia ($5.7, 10.1%), partially offset by decreases at Northbridge ($2.8, 1.1% including the unfavourable effect of foreign currency translation) and Insurance and Reinsurance – Other ($2.0, 1.8%). The growth in net premiums earned by the company’s insurance and reinsurance operations in the first six months of 2013 was principally due to year-over-year increases at OdysseyRe ($104.5, 10.4%), Crum & Forster ($47.6, 8.2%), Zenith National ($38.0, 13.6%) and Fairfax Asia ($7.2, 6.5%), partially offset by decreases at Insurance and Reinsurance – Other ($23.0, 9.7%) and Northbridge ($9.1, 1.8% including the unfavourable effect of foreign currency translation). Net premiums earned by Runoff ($1.0 and $31.6 in the second quarter and first six months of 2013 respectively) included the consolidation of the net premiums earned by RiverStone Insurance (nil and $29.5 in the second quarter and first six months of 2013 respectively) related to the runoff of policies in-force at the date of acquisition.

The year-over-year increase in interest and dividends and the impact of the decrease in net gains (losses) on investments on the three and six months ended June 30, 2013 and 2012, are described below.

Other revenue in the second quarter and first six months of 2013 of $186.5 and $380.7 respectively, compared to other revenue in the second quarter and first six months of 2012 of $178.6 and $383.6 respectively. The composition of other revenue changed year-over-year to reflect the consolidation of the revenue of Thomas Cook India (acquired August 14, 2012) and IKYA (acquired on May 14, 2013), offset by the divestiture of Ridley's Canadian feed business (described in the Components of Net Earnings section of this MD&A under the heading Other).

Gross premiums written and net premiums written by the company's insurance and reinsurance operations decreased by 8.6% and 8.6% respectively, in the second quarter of 2013 compared to the second quarter of 2012 and decreased by 3.5% and 1.7% respectively, in the first six months of 2013 compared to the first six months of 2012. Removing the effect of the unearned premium portfolio transfers at OdysseyRe described in the OdysseyRe section of the paragraph following the table below, gross premiums written decreased by 0.1% and net premiums written increased by 1.6% in the second quarter of 2013 compared to the second quarter of 2012 and gross premiums written and net premiums written increased by 0.8% and 3.6% respectively, in the first six months of 2013 compared to the first six months of 2012.

In order to better compare 2013 and 2012, the table which follows presents net premiums written by the company's insurance and reinsurance operations in the three and six months ended June 30, 2013 and 2012 inclusive of the two following adjustments: the net premiums written by Northbridge and OdysseyRe have been adjusted to exclude the effect as of January 1, 2012 of the sale of the renewal rights of Northbridge's U.S. property business to OdysseyRe and the impact of the intercompany unearned premium portfolio transfer on January 1, 2013 has been excluded from Group Re and Northbridge (this renewal rights sale and this intercompany unearned premium portfolio transfer are described in the Components of Net Earnings section of this MD&A under the heading Canadian Insurance - Northbridge).

	Second quarter			First six months
	2013	2012	% change year-over-year	2013	2012	% change year-over-year
Insurance - Canada (Northbridge)	304.4	290.7	4.7	513.6	487.2	5.4
- U.S. (Crum & Forster and Zenith National)	441.2	454.2	(2.9)	1,018.4	1,018.2	—
- Asia (Fairfax Asia)	60.3	54.8	10.0	136.4	127.6	6.9
Reinsurance - OdysseyRe	501.7	618.9	(18.9)	1,105.0	1,149.9	(3.9)
Insurance and Reinsurance - Other	122.4	146.6	(16.5)	262.4	303.9	(13.7)
Insurance and reinsurance operations	1,430.0	1,565.2	(8.6)	3,035.8	3,086.8	(1.7)

Prior to giving effect to the unearned premium portfolio transfers at OdysseyRe described in the OdysseyRe section of the
paragraph following this table:

Reinsurance - OdysseyRe	539.6	499.1	8.1	1,142.9	1,030.1	11.0
Insurance and reinsurance operations	1,467.9	1,445.4	1.6	3,073.7	2,967.0	3.6

Northbridge’s net premiums written increased by 4.7% (6.1% in Canadian dollar terms) and 5.4% (6.5% in Canadian dollar terms) in the second quarter and first six months of 2013 respectively, primarily due to increased writings at Northbridge Insurance and Federated Insurance and increased premium retention following the termination on January 1, 2013 of its quota share reinsurance contract with Group Re, partially offset by the continuation of competitive pressures at Northbridge Insurance and the unfavourable effect of foreign currency translation. Net premiums written by U.S. Insurance decreased by 2.9% in the second quarter of 2013 and was relatively unchanged in the first six months of 2013. The increase in Zenith National's net premiums written by 15.2% in the second quarter of 2013 (13.0% in the first six months of 2013) primarily related to premium rate increases. Crum & Forster's net premiums written decreased by 9.7% (7.7% in the first six months of 2013) as a result of lower standard lines net premiums written reflecting a reduction in workers' compensation business where pricing was considered inadequate, partially offset by increased specialty lines net premiums written. Net premiums written by Fairfax Asia increased by 10.0% in the second quarter of 2013 (6.9% in the first six months of 2013) primarily as a result of increased writings of property and workers' compensation lines of business, partially offset by a reduction in writings of the marine hull line of business (the first six months of 2013 also reflected increased writings of commercial automobile lines of business). OdysseyRe’s net premiums written decreased by 18.9% in the second quarter of 2013 (3.9% in the first six months of 2013) primarily as a result of a Florida property quota share reinsurance contract. At inception on June 1, 2012, OdysseyRe recorded an inwards unearned premium portfolio transfer related to this contract which increased net premiums written by $119.8 in the second quarter and first six months of 2012. Upon renewal on June 1, 2013, OdysseyRe's participation related to this contract decreased resulting in an outwards unearned premium portfolio transfer which decreased net premiums written by $37.9. Prior to giving effect to the unearned premium portfolio transfers described above, OdysseyRe’s net premiums written increased by 8.1% in the second quarter of 2013 (11.0% in the first six months of 2013), primarily as a result of the incremental contribution to net premiums written by the Florida property quota share reinsurance contract other than from the unearned premium portfolio transfers described above. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 16.5% in the second quarter of 2013 (13.7% in the first six months of 2013) primarily reflecting the impact on Group Re of the termination of the intercompany quota share reinsurance contract with Northbridge discussed above and the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent.

Consolidated interest and dividend income of $105.8 in the second quarter of 2012 increased to $112.1 in the second quarter of 2013 reflecting lower total return swap expense, partially offset by lower investment income earned. Consolidated interest and dividend income of $235.4 in the first six months of 2012 decreased to $211.6 in the first six months of 2013 reflecting lower investment income earned, partially offset by lower total return swap expense. Lower investment income in the second quarter and first six months of 2013 principally reflected sales during 2012 and 2013 of higher yielding government and corporate bonds, the proceeds of which were reinvested into lower yielding cash and short term investments. Total return swap expense decreased from $46.6 and $86.2 in the second quarter and first six months of 2012 respectively to $29.6 and $70.0 in the second quarter and first six months of 2013 respectively. The decrease in total return swap expense in the second quarter and first six months of 2013, primarily related to the timing of the declaration date of the dividend on a security underlying a significant proportion of the company's short total return swaps (iShares Russell 2000 Index). In 2012, this dividend was payable in June whereas in 2013 this dividend was payable in July.

The share of profit of associates of $8.9 and $0.2 in the second quarter and first six months of 2012 respectively increased to $27.4 and $46.1 in the second quarter and first six months of 2013, principally reflecting increased limited partnership investment income and a year-over-year improvement in the company's share of the profit of ICICI Lombard. In addition, the first six months of 2012 included the company's share ($18.8) of Fibrek's net loss during that period (principally comprised of an impairment charge recorded by Fibrek).

Net gains (losses) on investments in the second quarter and first six months of 2013 and 2012 were comprised as shown in the following table:

	Second quarter		First six months
	2013	2012	2013	2012
Common stocks	58.3	(465.2)	470.0	31.5
Preferred stocks - convertible	(2.8)	(30.9)	(21.2)	(16.0)
Bonds - convertible	(29.6)	5.0	(49.3)	106.8
Gain on disposition of associates(1)	6.2	29.8	130.2	29.8
Other equity derivatives	38.6	(122.6)	239.4	102.0
Equity and equity-related holdings	70.7	(583.9)	769.1	254.1
Equity hedges	(0.2)	389.4	(593.0)	(433.2)
Equity and equity-related holdings after equity hedges	70.5	(194.5)	176.1	(179.1)
Bonds	(495.8)	282.2	(614.8)	314.8
Preferred stocks	(3.9)	(1.4)	(6.2)	—
CPI-linked derivatives	(16.4)	7.0	(48.8)	(61.0)
Other derivatives	0.8	4.5	18.1	1.5
Foreign currency	35.5	(26.1)	74.7	(47.0)
Other	(6.4)	(0.2)	(5.4)	1.4
Net gains (losses) on investments	(415.7)	71.5	(406.3)	30.6

Net gains (losses) on bonds is comprised as follows:
Government bonds	(93.1)	223.3	(171.8)	37.2
U.S. states and municipalities	(393.9)	72.3	(435.7)	245.9
Corporate and other	(8.8)	(13.4)	(7.3)	31.7
	(495.8)	282.2	(614.8)	314.8

(1)
The gain on disposition of associate of $130.2 in the first six months of 2013 reflected the the sales in the first quarter of 2013 of the company's investment in The Brick ($111.9) and a private company ($12.1) and the sale in the second quarter of 2013 of the company's investment in Imvescor ($6.2). The gain on disposition of associate of $29.8 in the second quarter and first six months of 2012 reflected the sale of the company's investment in Fibrek.

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. At June 30, 2013 equity hedges with a notional amount of $8,731.4 ($7,668.5 at December 31, 2012) represented 109.2% (100.6% at December 31, 2012) of the company’s equity and equity-related holdings of $7,997.7 ($7,626.5 at December 31, 2012). Market volatility near the end of the second quarter caused the company's equity hedge ratio of 109.2% at June 30, 2013 to substantially exceed its target equity hedge ratio of 100%. The company has initiated actions early in the third quarter of 2013 to adjust the equity hedge ratio to coincide with its target equity hedge ratio. Refer to note 17 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three and six months ended June 30, 2013, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

The company's equity and equity-related holdings after hedges produced a net gain of $70.5 in the second quarter of 2013 (a net gain of $176.1 in the first six months of 2013) compared to a net loss of $194.5 in the second quarter of 2012 (a net loss of $179.1 in the first six months of 2012). The performance of the company's equity hedges reflected the appreciation of the indexes underlying the equity hedges (producing net losses of $157.4 and $829.8 in the second quarter and first six months of 2013 respectively), partially offset by the depreciation of many of the reference securities underlying the portion of the company's equity hedges comprised of individual equity securities (producing net gains of $157.2 and $236.8 in the second quarter and first six months of 2013 respectively) with the company's aggregate equity hedges producing net losses of $0.2 and $593.0 in the second quarter and first six months of 2013 respectively.

Net losses on bonds of $495.8 and $614.8 in the second quarter and first six months of 2013 respectively were primarily comprised of net mark-to-market losses on U.S. treasury bonds ($116.8 and $178.2 in the second quarter and first six months of 2013 respectively), U.S. state bonds ($191.7 and $193.7 in the second quarter and first six months of 2013 respectively) and bonds issued by U.S. municipalities ($202.6 and $240.4 in the second quarter and first six months of 2013 respectively). The company recorded $282.2 and $314.8 of net gains on bonds in the second quarter and first six months of 2012 respectively.

The company’s CPI-linked derivative contracts produced unrealized losses of $16.4 and $48.8 in the second quarter and first six months of 2013 respectively, compared to an unrealized gain of $7.0 in the second quarter of 2012 and an unrealized loss of $61.0 in the first six months of 2012. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three and six months ended June 30, 2013 and 2012. In that table, interest and dividends and net gains (losses) on investments in the interim consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other and Other as they relate to those segments.

	Second quarter		First six months
Combined ratios	2013	2012	2013	2012
Insurance - Canada (Northbridge)	100.4%	106.0%	100.4%	105.2%
- U.S. (Crum & Forster and Zenith National)	99.8%	107.0%	101.5%	108.1%
- Asia (Fairfax Asia)	90.7%	88.8%	90.9%	90.4%
Reinsurance - OdysseyRe	85.9%	85.8%	84.4%	86.4%
Insurance and Reinsurance - Other	100.2%	101.7%	99.3%	101.7%
Consolidated	94.2%	97.6%	94.1%	98.2%

Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	(1.0)	(14.8)	(2.1)	(25.6)
- U.S. (Crum & Forster and Zenith National)	0.8	(30.7)	(13.8)	(69.2)
- Asia (Fairfax Asia)	5.8	6.3	10.7	10.5
Reinsurance - OdysseyRe	78.6	73.7	173.7	137.2
Insurance and Reinsurance - Other	(0.3)	(1.8)	1.4	(4.0)
Underwriting profit	83.9	32.7	169.9	48.9
Interest and dividends - insurance and reinsurance	103.6	83.4	175.7	169.3
Operating income	187.5	116.1	345.6	218.2
Net gains (losses) on investments - insurance and reinsurance	(372.7)	(4.6)	(446.3)	15.2
Loss on repurchase of long term debt	—	(0.8)	(3.4)	(0.8)
Runoff	(128.7)	78.6	(142.8)	132.4
Other	9.4	(0.3)	16.2	5.1
Interest expense	(53.2)	(51.6)	(106.5)	(104.5)
Corporate overhead and other	50.5	(25.4)	142.1	(157.8)
Pre-tax income (loss)	(307.2)	112.0	(195.1)	107.8
Income taxes	150.3	(17.8)	201.5	(14.9)
Net earnings (loss)	(156.9)	94.2	6.4	92.9

Attributable to:
Shareholders of Fairfax	(157.8)	93.7	3.8	91.1
Non-controlling interests	0.9	0.5	2.6	1.8
	(156.9)	94.2	6.4	92.9

Net earnings (loss) per share	$(8.55)	$3.84	$(1.32)	$3.08
Net earnings (loss) per diluted share	$(8.55)	$3.79	$(1.32)	$3.04
Cash dividends paid per share	$—	$—	$10.00	$10.00

The company's insurance and reinsurance operations reported underwriting profits of $83.9 and $169.9 and combined ratios of 94.2% and 94.1% in the second quarter and first six months of 2013 respectively, compared to underwriting profits of $32.7 and $48.9 and combined ratios of 97.6% and 98.2% in the second quarter and first six months of 2012 respectively. The year-over-year improvement in the underwriting performance of the company’s insurance and reinsurance operations in 2013 principally reflected increased net favourable development of prior years' reserves, partially offset by higher catastrophe losses on a year-over-year basis. Catastrophe losses added 7.7 and 5.0 combined ratio points ($111.5 and $143.9) to the combined ratios in the second quarter and first six months of 2013 respectively, compared to 3.4 and 2.7 combined ratio points ($46.1 and $72.3) in the second quarter and first six months of 2012 respectively. Catastrophe losses were comprised as set out in the following table:

	Second quarter						First six months
	2013			2012			2013			2012
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Alberta floods	51.9	3.6		—	—		51.9	1.8		—	—
Central Europe floods	32.2	2.2		—	—		32.2	1.1		—	—
Other	27.4	1.9		46.1	3.4		59.8	2.1		72.3	2.7
	111.5	7.7	points	46.1	3.4	points	143.9	5.0	points	72.3	2.7	points

(1)	Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the three and six months ended June 30, 2013 and 2012:

	Second quarter		First six months
	2013	2012	2013	2012
Underwriting profit	83.9	32.7	169.9	48.9

Loss & LAE - accident year	70.4%	69.9%	67.2%	68.5%
Commissions	16.2%	15.7%	16.4%	15.6%
Underwriting expense	15.0%	15.6%	15.4%	16.0%
Combined ratio - accident year	101.6%	101.2%	99.0%	100.1%
Net favourable development	(7.4)%	(3.6)%	(4.9)%	(1.9)%
Combined ratio - calendar year	94.2%	97.6%	94.1%	98.2%

Net favourable development of $106.4 (7.4 combined ratio points) and $141.9 (4.9 combined ratio points) in the second quarter and first six months of 2013 respectively and $48.8 (3.6 combined ratio points) and $50.4 (1.9 combined ratio points) in the second quarter and first six months of 2012 respectively was comprised as follows:

	Second quarter		First six months
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	(53.6)	(21.3)	(62.4)	(26.7)
- U.S. (Crum & Forster and Zenith National)	(10.0)	—	(10.0)	4.7
- Asia (Fairfax Asia)	(2.4)	(3.0)	(6.0)	(4.8)
Reinsurance - OdysseyRe	(36.1)	(10.5)	(54.0)	(13.1)
Insurance and Reinsurance - Other	(4.3)	(14.0)	(9.5)	(10.5)
Insurance and reinsurance operations	(106.4)	(48.8)	(141.9)	(50.4)

The company's insurance and reinsurance operations reported expense ratios of 15.0% and 15.4% in the second quarter and first six months of 2013 respectively, compared to 15.6% and 16.0% in the second quarter and first six months of 2012 respectively. The expense ratios in the second quarter and first six months of 2013 benefited from increases in net premiums earned of 5.2% and 6.1% respectively, partially offset by increased operating expenses of 1.7% and 2.0% respectively, primarily related to higher compensation expenses. The commission expense ratios of the company's insurance and reinsurance operations increased from 15.7% and 15.6% in the second quarter and first six months of 2012 respectively to 16.2% and 16.4% in the second quarter and first six months of 2013 respectively, primarily due to a shift in the mix of gross premiums written towards business carrying higher commission rates (principally at OdysseyRe).

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses of $287.3 in the second quarter of 2013 increased from $267.1 in the second quarter of 2012 primarily as a result of higher compensation expense, the consolidation of the operating expenses of RiverStone Insurance ($6.6), partially offset by lower legal expenses. Operating expenses of $571.7 in the first six months of 2013 increased from $538.4 in the first six months of 2012 primarily as a result of higher compensation expenses, the consolidation of the operating expenses of RiverStone Insurance ($10.6) and the release of a provision at Runoff related to value added tax in 2012, partially offset by lower legal expenses in 2013.

Other expenses decreased from $179.7 and $379.3 in the second quarter and first six months of 2012 respectively to $177.2 and $368.3 in the second quarter and first six months of 2013 respectively, primarily as a result of the divestiture of Ridley's Canadian feed business (described in the Components of Net Earnings section of this MD&A under the heading Other), partially offset by the consolidation of the expenses of Thomas Cook India (acquired August 14, 2012) and IKYA (acquired on May 14, 2013). Other expenses in the first six months of 2013 also included a loss of $3.4 related to the redemption of Fairfax unsecured senior notes due 2017.

The company reported a net loss attributable to shareholders of Fairfax of $157.8 (a net loss of $8.55 per basic and diluted share) in the second quarter of 2013 compared to net earnings attributable to shareholders of Fairfax of $93.7 (net earnings of $3.84 per basic share and $3.79 per diluted share) in the second quarter of 2012. The company reported net earnings attributable to shareholders of Fairfax of $3.8 (a net loss of $1.32 per basic and diluted share) in the first six months of 2013 compared to net earnings attributable to shareholders of Fairfax of $91.1 (net earnings of $3.08 per basic share and $3.04 per diluted share) in the first six months of 2012. The year-over-year decrease in profitability in the second quarter and first six months of 2013 was primarily due to significant net losses on investments in the second quarter of 2013 and lower interest and dividend income, partially offset by the increased recovery of income taxes and higher underwriting profit.

Common shareholders’ equity decreased from $7,654.7 at December 31, 2012 to $7,319.2 at June 30, 2013 primarily as a result of the payment of dividends on the company's common and preferred shares ($236.1) and decreased accumulated other comprehensive income (a decrease of $101.2 in the first six months of 2013 primarily related to foreign currency translation), partially offset by net earnings attributable to shareholders of Fairfax ($3.8). Common shareholders’ equity at June 30, 2013 was $7,319.2 or $361.87 per basic share compared to $7,654.7 or $378.10 per basic share at December 31, 2012, representing a decrease per basic share in the first six months of 2013 of 4.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2013, or a decrease of 1.6% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the three and six months ended June 30, 2013 and 2012. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended June 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	351.3	537.1	111.8	562.4	150.8	1,713.4	0.1	—	(7.9)	—	1,705.6
Net premiums written	304.4	441.2	60.3	501.7	122.4	1,430.0	0.1	—	—	—	1,430.1
Net premiums earned	243.1	473.8	62.4	556.2	109.0	1,444.5	1.0	—	—	—	1,445.5
Underwriting profit (loss)	(1.0)	0.8	5.8	78.6	(0.3)	83.9	—	—	—	—	83.9
Interest and dividends	3.9	17.1	13.9	62.9	5.8	103.6	—	—	—	—	103.6
Operating income	2.9	17.9	19.7	141.5	5.5	187.5	—	—	—	—	187.5
Net gains (losses) on investments	18.5	(135.2)	(15.5)	(207.6)	(32.9)	(372.7)	(123.8)	—	—	—	(496.5)
Runoff	—	—	—	—	—	—	(4.9)	—	—	—	(4.9)
Other	—	—	—	—	—	—	—	9.4	—	—	9.4
Interest expense	—	(1.2)	—	(6.8)	(1.0)	(9.0)	—	(0.9)	—	(43.3)	(53.2)
Corporate overhead and other	(3.2)	(13.7)	—	(5.3)	(0.1)	(22.3)	—	—	—	72.8	50.5
Pre-tax income (loss)	18.2	(132.2)	4.2	(78.2)	(28.5)	(216.5)	(128.7)	8.5	—	29.5	(307.2)
Income taxes											150.3
Net loss											(156.9)

Attributable to:
Shareholders of Fairfax											(157.8)
Non-controlling interests											0.9
											(156.9)

Quarter ended June 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	351.9	531.5	108.6	705.8	175.9	1,873.7	0.6	—	(35.2)	—	1,839.1
Net premiums written	289.3	454.2	54.8	620.3	146.6	1,565.2	(0.1)	—	—	—	1,565.1
Net premiums earned	245.9	438.5	56.7	521.2	111.0	1,373.3	4.4	—	—	—	1,377.7
Underwriting profit (loss)	(14.8)	(30.7)	6.3	73.7	(1.8)	32.7	—	—	—	—	32.7
Interest and dividends	9.5	16.6	3.4	46.2	7.7	83.4	—	—	—	—	83.4
Operating income (loss)	(5.3)	(14.1)	9.7	119.9	5.9	116.1	—	—	—	—	116.1
Net gains (losses) on investments	(30.2)	42.0	(1.8)	4.8	(19.4)	(4.6)	71.9	—	—	—	67.3
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Runoff	—	—	—	—	—	—	6.7	—	—	—	6.7
Other	—	—	—	—	—	—	—	(0.3)	—	—	(0.3)
Interest expense	—	(1.5)	—	(7.0)	(1.1)	(9.6)	(2.3)	(0.1)	—	(39.6)	(51.6)
Corporate overhead and other	(1.6)	(4.2)	—	(6.8)	—	(12.6)	—	—	—	(12.8)	(25.4)
Pre-tax income (loss)	(37.1)	21.4	7.9	110.9	(14.6)	88.5	76.3	(0.4)	—	(52.4)	112.0
Income taxes											(17.8)
Net earnings											94.2

Attributable to:
Shareholders of Fairfax											93.7
Non-controlling interests											0.5
											94.2

Six months ended June 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	594.9	1,194.8	253.7	1,231.6	302.6	3,577.6	0.3	—	19.5	—	3,597.4
Net premiums written	552.0	1,018.4	136.4	1,105.7	223.3	3,035.8	—	—	—	—	3,035.8
Net premiums earned	488.8	942.6	117.3	1,112.7	215.3	2,876.7	31.6	—	—	—	2,908.3
Underwriting profit (loss)	(2.1)	(13.8)	10.7	173.7	1.4	169.9	—	—	—	—	169.9
Interest and dividends	9.4	33.9	26.0	96.8	9.6	175.7	—	—	—	—	175.7
Operating income	7.3	20.1	36.7	270.5	11.0	345.6	—	—	—	—	345.6
Net gains (losses) on investments	68.1	(176.1)	(21.4)	(347.3)	30.4	(446.3)	(137.1)	—	—	—	(583.4)
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	—	(3.4)	(3.4)
Runoff	—	—	—	—	—	—	(5.7)	—	—	—	(5.7)
Other	—	—	—	—	—	—	—	16.2	—	—	16.2
Interest expense	—	(2.4)	—	(13.7)	(2.1)	(18.2)	—	(1.7)	—	(86.6)	(106.5)
Corporate overhead and other	(4.9)	(18.9)	—	(9.9)	(0.1)	(33.8)	—	—	—	175.9	142.1
Pre-tax income (loss)	70.5	(177.3)	15.3	(100.4)	39.2	(152.7)	(142.8)	14.5	—	85.9	(195.1)
Income taxes											201.5
Net earnings											6.4

Attributable to:
Shareholders of Fairfax											3.8
Non-controlling interests											2.6
											6.4

Six months ended June 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	612.2	1,162.5	240.7	1,308.8	381.8	3,706.0	—	—	(59.3)	—	3,646.7
Net premiums written	490.9	1,018.2	127.6	1,146.2	303.9	3,086.8	(0.1)	—	—	—	3,086.7
Net premiums earned	497.9	857.0	110.1	1,008.2	238.3	2,711.5	5.7	—	—	—	2,717.2
Underwriting profit (loss)	(25.6)	(69.2)	10.5	137.2	(4.0)	48.9	—	—	—	—	48.9
Interest and dividends	25.3	31.2	11.3	75.4	26.1	169.3	—	—	—	—	169.3
Operating income (loss)	(0.3)	(38.0)	21.8	212.6	22.1	218.2	—	—	—	—	218.2
Net gains (losses) on investments	(112.1)	63.1	(2.7)	66.0	0.9	15.2	123.0	—	—	—	138.2
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Runoff	—	—	—	—	—	—	9.4	—	—	—	9.4
Other	—	—	—	—	—	—	—	5.1	—	—	5.1
Interest expense	—	(3.0)	—	(13.9)	(2.3)	(19.2)	(4.6)	(0.2)	—	(80.5)	(104.5)
Corporate overhead and other	(3.3)	(10.9)	—	(9.5)	(0.2)	(23.9)	—	—	—	(133.9)	(157.8)
Pre-tax income (loss)	(115.7)	10.4	19.1	255.2	20.5	189.5	127.8	4.9	—	(214.4)	107.8
Income taxes											(14.9)
Net earnings											92.9

Attributable to:
Shareholders of Fairfax											91.1
Non-controlling interests											1.8
											92.9

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the three and six months ended June 30, 2013 and 2012.

Canadian Insurance - Northbridge

	Second quarter		First six months
	2013	2012	2013	2012
Underwriting loss	(1.0)	(14.8)	(2.1)	(25.6)

Loss & LAE - accident year	85.6%	79.5%	77.4%	75.5%
Commissions	17.0%	15.1%	16.4%	14.8%
Underwriting expenses	19.8%	20.0%	19.4%	20.3%
Combined ratio - accident year	122.4%	114.6%	113.2%	110.6%
Net favourable development	(22.0)%	(8.6)%	(12.8)%	(5.4)%
Combined ratio - calendar year	100.4%	106.0%	100.4%	105.2%

Gross premiums written	351.3	351.9	594.9	612.2
Net premiums written	304.4	289.3	552.0	490.9
Net premiums earned	243.1	245.9	488.8	497.9
Underwriting loss	(1.0)	(14.8)	(2.1)	(25.6)
Interest and dividends	3.9	9.5	9.4	25.3
Operating income (loss)	2.9	(5.3)	7.3	(0.3)
Net gains (losses) on investments	18.5	(30.2)	68.1	(112.1)
Pre-tax income (loss) before interest and other	21.4	(35.5)	75.4	(112.4)

Effective January 1, 2013 Northbridge sold its wholly-owned U.S. subsidiary Commonwealth Insurance Company of America ("CICA") to TIG Insurance Company. CICA had total equity of $20.8 on January 1, 2013 principally comprised of its U.S. property business in runoff following the renewal rights transfer discussed below. Periods prior to January 1, 2013 have not been restated as the impact was not significant. Effective January 1, 2013, Northbridge discontinued its 10% participation on a quota share reinsurance contract with Group Re and received $39.1 (Cdn$39.4) of unearned premium which had previously been ceded to Group Re (the "unearned premium portfolio transfer"). Effective May 1, 2012 Northbridge sold the renewal rights of its U.S. property business from CICA to a wholly-owned subsidiary of OdysseyRe (the "renewal rights transfer").

The improvement in Northbridge's underwriting results in the second quarter and first six months of 2013 primarily reflected an increase in net favourable development of prior years' reserves, partially offset by higher current period catastrophe losses year-over-year and the competitive conditions within the Canadian commercial lines insurance market which remain challenging. Northbridge reported underwriting losses of $1.0 and $2.1 and combined ratios of 100.4% and 100.4% in the second quarter and first six months of 2013 respectively compared to underwriting losses of $14.8 and $25.6 and combined ratios of 106.0% and 105.2% in the second quarter and first six months of 2012 respectively.

Net favourable development of prior years' reserves reflecting better than expected emergence across most accident years and lines of business, increased from $21.3 (8.6 combined ratio points) and $26.7 (5.4 combined ratio points) in the second quarter and first six months of 2012 respectively to $53.6 (22.0 combined ratio points) and $62.4 (12.8 combined ratio points) in the second quarter and first six months of 2013 respectively. Current period catastrophe losses (inclusive of reinstatement premiums) almost entirely related to the Alberta floods increased Northbridge's net underwriting losses by $33.6 in the second quarter and first six months of 2013 and added 13.9 and 6.9 combined ratio points to the combined ratios in those respective periods. The underwriting results in the second quarter and first six months of 2012 included $5.3 and $6.5 of current period catastrophe losses respectively which added 2.1 and 1.3 combined ratio points to the combined ratios in those respective periods (primarily related to storms in Ontario and Quebec and tornados in the U.S. midwest). Northbridge’s commission expense ratio increased from 15.1% and 14.8% in the second quarter and first six months of 2012 respectively to 17.0% and 16.4% in the second quarter and first six months of 2013 respectively, primarily reflecting lower ceding commissions received in 2013 following the termination of the intercompany quota share reinsurance contract discussed above.

In order to better compare Northbridge's gross premiums written, net premiums written and net premiums earned in the second quarters and first six months of 2013 and 2012, the premiums presented in the following table are expressed in Canadian dollars, give effect to the renewal rights transfer as of January 1, 2012 and exclude the effect on January 1, 2013 of the unearned premium portfolio transfer.

	Cdn$
	Second quarter		First six months
	2013	2012	2013	2012
Gross premiums written	358.8	349.4	604.3	593.8
Net premiums written	311.1	293.3	522.0	490.1
Net premiums earned	248.8	240.3	495.4	483.0

Gross premiums written increased by 2.7% from Cdn$349.4 in the second quarter of 2012 to Cdn$358.8 in the second quarter of 2013, and increased by 1.8% from Cdn$593.8 in the first six months of 2012 to Cdn$604.3 in the first six months of 2013, reflecting modest growth in writings at each of Federated Insurance (reflecting improvements in retention levels and increased new business) and Northbridge Insurance (reflecting increased fronting of property and aviation business in the specialty risk segment, partially offset by decreased writings in the construction segment). In addition to the factors which impacted gross premiums written, the increases in net premiums written and net premiums earned of 6.1% and 3.5% respectively in the second quarter of 2013 (increases of 6.5% and 2.6% respectively in the first six months of 2013) also reflected increased premium retention following the termination of the intercompany quota share reinsurance contract discussed above.

The significant improvement in net gains on investments (as set out in the table below) and the lower underwriting loss, partially offset by decreased interest and dividend income (principally related to the impact on investment income of lower holdings of Canadian provincial and corporate bonds year-over-year and increased investment administration expenses), produced pre-tax income before interest and other of $21.4 in the second quarter of 2013 ($75.4 in the first six months of 2013) compared to a pre-tax loss before interest and other of $35.5 in the second quarter of 2012 ($112.4 in the first six months of 2012).

	Second quarter		First six months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	19.8	(95.0)	104.5	(53.1)
Equity hedges	9.3	47.7	(49.0)	(60.9)
Bonds	(24.7)	5.5	(25.5)	24.5
Preferred stocks	(5.0)	(5.2)	(2.3)	(12.7)
CPI-linked derivatives	(8.1)	5.0	(16.8)	(9.2)
Foreign currency	26.3	7.3	33.7	(6.9)
Gain on disposition of associates	—	6.8	22.2	6.8
Other	0.9	(2.3)	1.3	(0.6)
Net gains (losses) on investments	18.5	(30.2)	68.1	(112.1)

Northbridge's cash resources, excluding the impact of foreign currency translation, increased by $17.8 in the second quarter of 2013 compared to an increase of $701.5 in the second quarter of 2012 and increased by $308.1 in the first six months of 2013 compared to an increase of $538.1 in the first six months of 2012. Cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $0.5 in the second quarter of 2013 compared to cash provided by operating activities of $76.8 in the second quarter of 2012 with the year-over-year decrease primarily attributable to a decrease in insurance premiums collected and a decrease in cash collected from reinsurers, offset somewhat by decreased income taxes paid. Cash used in operating activities was $5.6 in the first six months of 2013 compared to cash provided by operating activities of $24.2 in the first six months of 2012 with the year-over-year decrease primarily attributable to an increase in insurance claims paid and a decrease in premiums collected.

U.S. Insurance — Crum & Forster and Zenith National (1)

	Second quarter
	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	(6.4)	7.2	0.8	(7.3)	(23.4)	(30.7)

Loss & LAE - accident year	71.2%	67.0%	69.8%	70.6%	77.8%	72.9%
Commissions	13.4%	9.9%	12.1%	12.6%	9.8%	11.7%
Underwriting expenses	17.5%	24.7%	20.0%	19.2%	28.9%	22.4%
Combined ratio - accident year	102.1%	101.6%	101.9%	102.4%	116.5%	107.0%
Net favourable development	—	(6.0)%	(2.1)%	—	(0.1)%	—
Combined ratio - calendar year	102.1%	95.6%	99.8%	102.4%	116.4%	107.0%

Gross premiums written	389.8	147.3	537.1	403.6	127.9	531.5
Net premiums written	297.2	144.0	441.2	329.2	125.0	454.2
Net premiums earned	307.5	166.3	473.8	295.1	143.4	438.5
Underwriting profit (loss)	(6.4)	7.2	0.8	(7.3)	(23.4)	(30.7)
Interest and dividends	10.0	7.1	17.1	10.2	6.4	16.6
Operating income (loss)	3.6	14.3	17.9	2.9	(17.0)	(14.1)
Net gains (losses) on investments	(73.4)	(61.8)	(135.2)	32.3	9.7	42.0
Loss on repurchase of long term debt	—	—	—	(0.8)	—	(0.8)
Pre-tax income (loss) before interest and other	(69.8)	(47.5)	(117.3)	34.4	(7.3)	27.1

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

	First six months
	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting loss	(5.6)	(8.2)	(13.8)	(21.6)	(47.6)	(69.2)

Loss & LAE - accident year	69.8%	69.5%	69.7%	70.0%	77.5%	72.6%
Commissions	13.2%	9.9%	12.1%	12.9%	9.8%	11.9%
Underwriting expenses	17.9%	26.4%	20.8%	19.9%	29.8%	23.1%
Combined ratio - accident year	100.9%	105.8%	102.6%	102.8%	117.1%	107.6%
Net adverse (favourable) development	—	(3.2)%	(1.1)%	0.9%	(0.1)%	0.5%
Combined ratio - calendar year	100.9%	102.6%	101.5%	103.7%	117.0%	108.1%

Gross premiums written	755.7	439.1	1,194.8	774.2	388.3	1,162.5
Net premiums written	588.1	430.3	1,018.4	637.4	380.8	1,018.2
Net premiums earned	624.6	318.0	942.6	577.0	280.0	857.0
Underwriting loss	(5.6)	(8.2)	(13.8)	(21.6)	(47.6)	(69.2)
Interest and dividends	20.7	13.2	33.9	19.4	11.8	31.2
Operating income (loss)	15.1	5.0	20.1	(2.2)	(35.8)	(38.0)
Net gains (losses) on investments	(95.7)	(80.4)	(176.1)	61.1	2.0	63.1
Loss on repurchase of long term debt	—	—	—	(0.8)	—	(0.8)
Pre-tax income (loss) before interest and other	(80.6)	(75.4)	(156.0)	58.1	(33.8)	24.3

Crum & Forster
On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 in premiums annually. Prior to the acquisition, Crum & Forster underwrote all of the premiums produced by Hartville and ceded 57% of this business to a reinsurance subsidiary controlled by Hartville. Subsequent to the acquisition, Crum & Forster will underwrite and retain 100% of the premiums produced by Hartville.

Crum & Forster reported underwriting losses of $6.4 and $5.6 and combined ratios of 102.1% and 100.9% in the second quarter and first six months of 2013 respectively compared to underwriting losses of $7.3 and $21.6 and combined ratios of 102.4% and 103.7% in the second quarter and first six months of 2012 respectively. Net development of prior years' reserves was insignificant in the second quarters of 2013 and 2012 and in the first six months of 2013. The underwriting results in the first six months of 2012 included 0.9 of a combined ratio point ($5.0) of net adverse development of prior years' reserves primarily related to a single large property loss. Current period catastrophe losses totaled $2.2 and $2.2 in the second quarter and first six months of 2013 respectively compared with $2.6 and $3.7 in the second quarter and first six months of 2012 respectively.

Crum & Forster’s expense ratio (excluding commissions) improved from 19.2% and 19.9% in the second quarter and first six months of 2012 respectively to 17.5% and 17.9% in the second quarter and first six months of 2013 respectively, primarily as a result of lower compensation costs and year-over-year increases in net premiums earned of 4.2% and 8.2% in the second quarter and first six months of 2013 respectively. Crum & Forster's commission expense ratio increased from 12.6% and 12.9% in the second quarter and first six months of 2012 respectively to 13.4% and 13.2% in the second quarter and first six months of 2013 respectively, reflecting increased writings of ocean marine and accident and health lines of business where the use of managing general agents resulted in higher commission rates.

Gross premiums written decreased by 3.4% from $403.6 in the second quarter of 2012 to $389.8 in the second quarter of 2013 (decreased by 2.4% from $774.2 in the first six months of 2012 to $755.7 in the first six months of 2013) primarily reflecting a decrease in the second quarter of 2013 of $42.4 ($69.4 in the first six months of 2013) in standard lines gross premiums written, partially offset by an increase in the second quarter of 2013 of $28.6 ($50.9 in the first six months of 2013) in specialty lines gross premiums written. Lower standard lines gross premiums written reflected a reduction in workers' compensation business where pricing was considered inadequate. The increase in specialty lines gross premiums written was primarily due to increased writings at the Fairmont Specialty division (principally in the accident and health line of business related to a new travel program), partially offset by decreased writings at the CoverXSpecialty division (principally related to targeted reductions in unprofitable excess and surplus casualty lines of business). Net premiums written decreased by 9.7% in the second quarter of 2013 (7.7% in the first six months of 2013) generally reflecting the shift in business mix from standard lines to specialty lines of business (premium retention at Crum & Forster is generally lower on specialty lines of business (specifically accident and health) relative to standard lines of business). Net premiums earned increased by 4.2% in the second quarter of 2013 (8.2% in the first six months of 2013) reflecting the growth in net premiums written in prior periods.

Interest and dividend income of $10.0 and $20.7 in the second quarter and first six months of 2013 respectively was comparable with interest and dividend income of $10.2 and $19.4 in the second quarter and first six months of 2012 respectively. Lower investment income earned reflecting the sale of higher-yielding municipal, government and corporate bonds in 2012 where the proceeds were reinvested into lower yielding cash and short term investments was partially offset by lower total return swap expense. The significant decrease in net gains on investments (as set out in the table below), partially offset by decreased underwriting losses and relatively stable interest and dividend income, produced a pre-tax loss before interest and other of $69.8 in the second quarter of 2013 ($80.6 in the first six months of 2013) compared to pre-tax income before interest and other of $34.4 in the second quarter of 2012 ($58.1 in the first six months of 2012).
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, increased by $65.8 in the second quarter of 2013 compared to an increase of $67.5 in the second quarter of 2012 and increased by $32.4 in the first six months of 2013 compared to an increase of $42.4 in the first six months of 2012. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $1.9 in the second quarter of 2013 ($12.4 in the first six months of 2013) compared to $38.8 in the second quarter of 2012 ($39.3 in the first six months of 2012) with the year-over-year decline primarily attributable to higher net paid losses.
Crum & Forster paid a dividend to Fairfax of nil in the first six months of 2013 ($63.0 in the first six months of 2012).

Zenith National
Zenith National reported an underwriting profit of $7.2 and underwriting loss of $8.2 and combined ratios of 95.6% and 102.6% in the second quarter and first six months of 2013 respectively, compared to underwriting losses of $23.4 and $47.6 and combined ratios of 116.4% and 117.0% in the second quarter and first six months of 2012 respectively. Net premiums earned in the second quarter and first six months of 2013 of $166.3 and $318.0 respectively increased from $143.4 and $280.0 in the second quarter and first six months of 2012 respectively, principally reflecting premium rate increases. The improvement in Zenith National’s combined ratios in the second quarter and first six months of 2013 compared to the same periods of 2012 reflected: decreases of 10.8 and 8.0 percentage points in the accident year loss and LAE ratio in the second quarter and first six months of 2013 respectively, reflecting earned premium price increases exceeding estimates of loss trends; net favourable development of prior years' reserves of 6.0 and 3.2 percentage points in the second quarter and first six months of 2013 respectively, reflecting net favourable emergence related to the 2012 accident year; and decreases of 4.2 and 3.4 percentage points in the expense ratio (excluding commissions) in the second quarter and first six months of 2013 respectively as a result of a 16.0% and 13.6% year-over-year increase in net premiums earned in those respective periods. The combined ratio in the second quarter of 2013 also reflected a 2.5 percentage point improvement in the 2013 accident year loss and LAE ratio (an estimate of 69.5% in the second quarter of 2013 compared to estimate of 72.0% in the first quarter of 2013).
Interest and dividend income increased from $6.4 and $11.8 in the second quarter and first six months of 2012 respectively to $7.1 and $13.2 in the second quarter and first six months of 2013 respectively. The increase in the second quarter of 2013 primarily reflected lower total return swap expense. The increase in the first six months of 2013 primarily reflected improved limited partnership investment income and lower total return swap expense, partially offset by lower investment income earned as a result of the sale of higher-yielding long-term U.S. government bonds during 2012 with reinvestment in lower-yielding short-term investments. The combination of the increase in net losses on investments (as set out in the table below), partially offset by the improvement in underwriting results year-over-year and increased interest and dividend income, produced a pre-tax loss before interest and other of $47.5 in the second quarter of 2013 ($75.4 in the first six months of 2013) compared to a pre-tax loss before interest and other of $7.3 in the second quarter of 2012 ($33.8 in the first six months of 2012).

At June 30, 2013 Zenith National had unrestricted cash and cash equivalents of $58.3. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $13.5 and $18.8 in the second quarter and first six months of 2012 respectively to $32.8 and $46.9 in the second quarter and first six months of 2013 respectively, primarily as a result of increased premium collections.
Zenith National received a capital contribution of $10.0 from Fairfax in the second quarter of 2013 (nil in 2012). Zenith National paid dividends to Fairfax and its affiliates of nil in the first six months of 2013 ($100.0 in the first six months of 2012).
Net gains (losses) on investments in the second quarter and first six months of 2013 and 2012 for the U.S. Insurance segment were comprised as shown in the following table:

	Second quarter
	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	35.5	(6.4)	29.1	(89.9)	(36.1)	(126.0)
Equity hedges	(11.0)	(11.9)	(22.9)	63.5	13.1	76.6
Bonds	(96.8)	(43.8)	(140.6)	59.8	32.4	92.2
Preferred stocks	1.0	1.4	2.4	(3.3)	1.0	(2.3)
CPI-linked derivatives	(1.1)	(1.2)	(2.3)	(0.4)	0.2	(0.2)
Other	(1.0)	0.1	(0.9)	2.6	(0.9)	1.7
Net (losses) gains on investments	(73.4)	(61.8)	(135.2)	32.3	9.7	42.0

	First six months
	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	148.1	32.3	180.4	66.0	(13.6)	52.4
Equity hedges	(112.7)	(52.8)	(165.5)	(87.5)	(6.3)	(93.8)
Bonds	(123.5)	(56.0)	(179.5)	96.0	21.5	117.5
Preferred stocks	(0.4)	2.8	2.4	1.6	7.4	9.0
CPI-linked derivatives	(5.5)	(4.6)	(10.1)	(12.9)	(7.0)	(19.9)
Other	(1.7)	(2.1)	(3.8)	(2.1)	—	(2.1)
Net (losses) gains on investments	(95.7)	(80.4)	(176.1)	61.1	2.0	63.1

Asian Insurance - Fairfax Asia

	Second quarter		First six months
	2013	2012	2013	2012
Underwriting profit	5.8	6.3	10.7	10.5

Loss & LAE - accident year	79.3%	77.6%	78.5%	77.6%
Commissions	3.9%	5.0%	4.7%	5.3%
Underwriting expenses	11.3%	11.4%	12.8%	11.9%
Combined ratio - accident year	94.5%	94.0%	96.0%	94.8%
Net favourable development	(3.8)%	(5.2)%	(5.1)%	(4.4)%
Combined ratio - calendar year	90.7%	88.8%	90.9%	90.4%

Gross premiums written	111.8	108.6	253.7	240.7
Net premiums written	60.3	54.8	136.4	127.6
Net premiums earned	62.4	56.7	117.3	110.1
Underwriting profit	5.8	6.3	10.7	10.5
Interest and dividends	13.9	3.4	26.0	11.3
Operating income	19.7	9.7	36.7	21.8
Net losses on investments	(15.5)	(1.8)	(21.4)	(2.7)
Pre-tax income before interest and other	4.2	7.9	15.3	19.1

Fairfax Asia reported underwriting profits of $5.8 and $10.7 and combined ratios of 90.7% and 90.9% in the second quarter and first six months of 2013 respectively, compared to underwriting profits of $6.3 and $10.5 and combined ratios of 88.8% and 90.4% in the second quarter and first six months of 2012 respectively. Each of First Capital, Falcon and Pacific Insurance produced combined ratios as set out in the following table:

	Second quarter		First six months
	2013	2012	2013	2012
First Capital	84.2%	81.0%	82.2%	81.7%
Falcon	99.9%	98.3%	101.4%	101.0%
Pacific Insurance	96.7%	96.3%	97.8%	95.9%

The combined ratio in the second quarter of 2013 included 3.8 combined ratio points ($2.4) of net favourable development of prior years’ reserves (primarily attributable to workers' compensation and commercial automobile lines of business) compared to 5.2 combined ratio points ($3.0) of net favourable development of prior years’ reserves in the second quarter of 2012 (primarily attributable to the workers' compensation line of business). The combined ratio in the first six months of 2013 included 5.1 combined ratio points ($6.0) of net favourable development of prior years’ reserves (primarily related to commercial automobile, marine hull and workers' compensation lines of business) compared to 4.4 combined ratio points ($4.8) of net favourable development of prior years’ reserves in the first six months of 2012 (primarily attributable to workers' compensation and commercial automobile lines of business).

During the second quarter of 2013, gross premiums written, net premiums written and net premiums earned increased by 2.9%, 10.0% and 10.1% respectively, primarily as a result of increased writings of property and workers' compensation lines of business, partially offset by a reduction in writings of the marine hull line of business. During the first six months of 2013, gross premiums written, net premiums written and net premiums earned increased by 5.4%, 6.9% and 6.5%, respectively primarily as a result of increased writings of property, workers' compensation and commercial automobile lines of business, partially offset by a reduction in writings in the marine hull line of business.

The combination of the year-over-year increase in net losses on investments (as set out in the table below), partially offset by increased interest and dividend income (principally reflecting a year-over-year increase in share of profit of an associate (ICICI Lombard)) and stable underwriting results, produced pre-tax income before interest and other of $4.2 in the second quarter of 2013 ($15.3 in the first six months of 2013) compared to pre-tax income before interest and other of $7.9 in the second quarter of 2012 ($19.1 in the first six months of 2012).

In the first six months of 2013 Fairfax Asia contributed $4.8 (2012 - nil) to ICICI Lombard through participation in a rights offering to maintain its 26.0% ownership interest.

	Second quarter		First six months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	(3.3)	(3.6)	3.9	6.8
Equity hedges	(4.7)	5.0	(20.2)	(9.2)
Bonds	(9.4)	(1.8)	(8.6)	7.3
Preferred stocks	(0.5)	(1.8)	(2.0)	(2.4)
Foreign currency	2.4	0.4	5.5	(5.2)
Net losses on investments	(15.5)	(1.8)	(21.4)	(2.7)

Reinsurance - OdysseyRe(1)

	Second quarter		First six months
	2013	2012	2013	2012
Underwriting profit	78.6	73.7	173.7	137.2

Loss & LAE - accident year	62.4%	59.7%	59.3%	59.2%
Commissions	20.8%	18.7%	20.5%	18.8%
Underwriting expenses	9.2%	9.4%	9.5%	9.7%
Combined ratio - accident year	92.4%	87.8%	89.3%	87.7%
Net favourable development	(6.5)%	(2.0)%	(4.9)%	(1.3)%
Combined ratio - calendar year	85.9%	85.8%	84.4%	86.4%

Gross premiums written	562.4	705.8	1,231.6	1,308.8
Net premiums written	501.7	620.3	1,105.7	1,146.2
Net premiums earned	556.2	521.2	1,112.7	1,008.2
Underwriting profit	78.6	73.7	173.7	137.2
Interest and dividends	62.9	46.2	96.8	75.4
Operating income	141.5	119.9	270.5	212.6
Net gains (losses) on investments	(207.6)	4.8	(347.3)	66.0
Pre-tax income (loss) before interest and other	(66.1)	124.7	(76.8)	278.6

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

OdysseyRe reported underwriting profits of $78.6 and $173.7 and combined ratios of 85.9% and 84.4% in the second quarter and first six months of 2013 respectively, compared to underwriting profits of $73.7 and $137.2 and combined ratios of 85.8% and 86.4% in the second quarter and first six months of 2012 respectively. OdysseyRe's combined ratio benefited from net favourable development of prior years’ reserves of 6.5 combined ratio points ($36.1) and 4.9 combined ratio points ($54.0) in the second quarter and first six months of 2013 respectively, compared to 2.0 combined ratio points ($10.5) and 1.3 combined ratio points ($13.1) in the second quarter and first six months of 2012 respectively. Net favourable development of prior years' reserves during those respective periods primarily related to net favourable emergence on prior years' catastrophe loss reserves.

OdysseyRe's underwriting profit in the second quarter and first six months of 2013 included $56.6 (10.2 combined ratio points) and $88.9 (8.0 combined ratio points) respectively of current period catastrophe losses (net of reinstatement premiums), principally comprised of $23.3 related to the central Europe floods (representing 4.2 and 2.1 combined ratio points in the second quarter and first six months of 2013 respectively) and $15.0 related to the Alberta floods (representing 2.7 and 1.3 combined ratio points in the second quarter and first six months of 2013 respectively) with the remainder principally related to attritional current period catastrophe losses. OdysseyRe's underwriting profit in the second quarter and first six months of 2012 included $30.6 (5.9 combined ratio points) and $54.2 (5.4 combined ratio points) respectively of current period catastrophe losses (net of reinstatement premiums), principally comprised of attritional current period catastrophe losses.

OdysseyRe’s commission expense ratio increased from 18.7% and 18.8% in the second quarter and first six months of 2012 respectively to 20.8% and 20.5% in the second quarter and first six months of 2013 respectively, primarily as a result of a Florida property quota share reinsurance contract with a commission rate higher than OdysseyRe's mix of business in force prior to the inception of that contract on June 1, 2012.

Gross premiums written and net premiums written decreased by 20.3% and 19.1% respectively in the second quarter of 2013 and decreased by 5.9% and 3.5% respectively in the first six months of 2013. The decrease was primarily due to a reduction in OdysseyRe's participation on the Florida property quota share reinsurance contract from 45% to 30% following its renewal on June 1, 2013 which resulted in OdysseyRe returning $37.9 of unearned premiums to the cedent. OdysseyRe had received unearned premiums of $119.8 from the cedent at the inception of this reinsurance contract on June 1, 2012. Excluding the impact of these transfers of unearned premiums from the second quarters and first six months of 2012 and 2013, gross premiums written and net premiums written increased by 2.4% and 7.8% respectively in the second quarter of 2013 and increased by 6.8% and 11.4% respectively in the first six months of 2013, primarily reflecting the contribution of the Florida property quota share reinsurance contract throughout all of the second quarter and first six months of 2013 compared to only one month (June) in both the second quarter and first six months of 2012. Net premiums earned in the second quarter and first six months of 2013 increased by 6.7% and 10.4% respectively, consistent with the increase in net premiums written.

Interest and dividend income increased from $46.2 in the second quarter of 2012 ($75.4 in the first six months of 2012) to $62.9 in the second quarter of 2013 ($96.8 in the first six months of 2013), primarily reflecting an improvement in OdysseyRe's limited partnership investment income, partially offset by higher investment administration fees. Interest and dividend income in the first six months of 2012 also reflected a loss of $10.9 related to OdysseyRe's share of the loss of an associate (principally comprised of an impairment charge).

The significant decrease in net gains on investments (as set out in the table below), partially offset by the improvement in underwriting profitability and increased interest and dividend income, produced a pre-tax loss before interest and other of $66.1 in the second quarter of 2013 ($76.8 in the first six months of 2013) compared to pre-tax income before interest and other of $124.7 in the second quarter of 2012 ($278.6 in the first six months of 2012).

	Second quarter		First six months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	46.7	(175.0)	228.9	94.0
Equity hedges	(34.2)	113.3	(298.2)	(138.7)
Bonds	(214.7)	82.3	(273.8)	161.5
Preferred stocks	2.8	(10.6)	(5.9)	2.7
CPI-linked derivatives	(4.1)	1.2	(15.2)	(28.4)
Foreign currency	9.6	(15.8)	21.2	(23.9)
Gain on disposition of associate	—	14.7	12.2	14.7
Other	(13.7)	(5.3)	(16.5)	(15.9)
Net gains (losses) on investments	(207.6)	4.8	(347.3)	66.0

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, increased by $39.3 and $4.5 in the second quarter and first six months of 2013 respectively, compared to an increase of $38.1 and $215.5 in the second quarter and first six months of 2012 respectively. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased from $96.7 in the second quarter of 2012 to $35.1 in the second quarter of 2013 primarily as a result of the impact of the transfer of unearned premium in the second quarter of 2013 described above. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $93.4 in the first six months of 2012 to $133.6 in the first six months of 2013 with the improvement primarily attributable to increased net premium collections of the recurring premiums related to the Florida property quota share reinsurance contract, partially offset by the impact of the transfer of unearned premium on the first six months of 2013 described above.

Insurance and Reinsurance - Other

For the quarters ended June 30, 2013 and 2012

	Second quarter
	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	4.2	(0.8)	(3.0)	(0.7)	—	(0.3)

Loss & LAE - accident year	60.6%	67.2%	106.1%	60.1%	—	73.3%
Commissions	20.8%	16.3%	10.2%	15.2%	—	16.0%
Underwriting expenses	3.0%	18.9%	11.8%	32.1%	—	14.9%
Combined ratio - accident year	84.4%	102.4%	128.1%	107.4%	—	104.2%
Net favourable development	(0.3)%	(0.6)%	(15.7)%	(2.0)%	—	(4.0)%
Combined ratio - calendar year	84.1%	101.8%	112.4%	105.4%	—	100.2%

Gross premiums written	26.5	67.3	28.7	36.3	(8.0)	150.8
Net premiums written	24.8	55.0	25.3	17.3	—	122.4
Net premiums earned	26.9	45.2	24.1	12.8	—	109.0
Underwriting profit (loss)	4.2	(0.8)	(3.0)	(0.7)	—	(0.3)
Interest and dividends	3.2	1.6	1.0	—	—	5.8
Operating income (loss)	7.4	0.8	(2.0)	(0.7)	—	5.5
Net gains (losses) on investments	(18.6)	(13.5)	0.3	(1.1)	—	(32.9)
Pre-tax loss before interest and other	(11.2)	(12.7)	(1.7)	(1.8)	—	(27.4)

	Second quarter
	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	1.5	1.6	(1.6)	(3.3)	—	(1.8)

Loss & LAE - accident year	68.1%	93.1%	82.8%	85.7%	—	80.5%
Commissions	25.6%	27.7%	22.7%	0.9%	—	24.1%
Underwriting expenses	1.8%	14.0%	4.6%	53.8%	—	9.7%
Combined ratio - accident year	95.5%	134.8%	110.1%	140.4%	—	114.3%
Net adverse (favourable) development	1.3%	(39.4)%	(3.2)%	6.4%	—	(12.6)%
Combined ratio - calendar year	96.8%	95.4%	106.9%	146.8%	—	101.7%

Gross premiums written	52.4	71.4	26.6	30.4	(4.9)	175.9
Net premiums written	47.7	59.1	22.5	17.3	—	146.6
Net premiums earned	44.5	36.3	23.0	7.2	—	111.0
Underwriting profit (loss)	1.5	1.6	(1.6)	(3.3)	—	(1.8)
Interest and dividends	5.3	1.9	2.4	(1.9)	—	7.7
Operating income (loss)	6.8	3.5	0.8	(5.2)	—	5.9
Net gains (losses) on investments	(11.9)	(8.9)	1.7	(0.3)	—	(19.4)
Pre-tax income (loss) before interest and other	(5.1)	(5.4)	2.5	(5.5)	—	(13.5)

For the six months ended June 30, 2013 and 2012

	First six months
	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	8.1	(2.2)	(3.2)	(1.3)	—	1.4

Loss & LAE - accident year	61.3%	67.7%	91.6%	59.9%	—	69.1%
Commissions	25.6%	19.0%	15.9%	15.2%	—	19.9%
Underwriting expenses	3.0%	19.4%	10.5%	32.3%	—	14.7%
Combined ratio - accident year	89.9%	106.1%	118.0%	107.4%	—	103.7%
Net favourable development	(2.9)%	(3.6)%	(9.9)%	(2.6)%	—	(4.4)%
Combined ratio - calendar year	87.0%	102.5%	108.1%	104.8%	—	99.3%

Gross premiums written	32.3	162.5	50.9	81.7	(24.8)	302.6
Net premiums written	30.4	116.9	42.9	33.1	—	223.3
Net premiums earned	61.7	87.8	39.1	26.7	—	215.3
Underwriting profit (loss)	8.1	(2.2)	(3.2)	(1.3)	—	1.4
Interest and dividends	3.5	3.4	1.9	0.8	—	9.6
Operating income (loss)	11.6	1.2	(1.3)	(0.5)	—	11.0
Net gains (losses) on investments	38.7	(6.4)	0.3	(2.2)	—	30.4
Pre-tax income (loss) before interest and other	50.3	(5.2)	(1.0)	(2.7)	—	41.4

	First six months
	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	3.0	1.1	(1.5)	(6.6)	—	(4.0)

Loss & LAE - accident year	68.5%	76.9%	79.6%	86.9%	—	74.8%
Commissions	23.3%	23.1%	19.6%	2.5%	—	21.0%
Underwriting expenses	1.2%	15.5%	5.0%	45.8%	—	10.3%
Combined ratio - accident year	93.0%	115.5%	104.2%	135.2%	—	106.1%
Net adverse (favourable) development	3.8%	(16.8)%	(0.6)%	1.8%	—	(4.4)%
Combined ratio - calendar year	96.8%	98.7%	103.6%	137.0%	—	101.7%

Gross premiums written	107.3	184.6	62.4	55.1	(27.6)	381.8
Net premiums written	102.6	129.5	50.2	21.6	—	303.9
Net premiums earned	94.8	84.3	41.2	18.0	—	238.3
Underwriting profit (loss)	3.0	1.1	(1.5)	(6.6)	—	(4.0)
Interest and dividends	17.9	5.2	3.7	(0.7)	—	26.1
Operating income (loss)	20.9	6.3	2.2	(7.3)	—	22.1
Net gains (losses) on investments	(3.4)	(0.9)	3.0	2.2	—	0.9
Pre-tax income (loss) before interest and other	17.5	5.4	5.2	(5.1)	—	23.0

Effective January 1, 2013 Group Re discontinued its 10% participation on an intercompany quota share reinsurance contract with Northbridge and returned $39.1 of unearned premium to Northbridge (the "unearned premium portfolio transfer").

The Insurance and Reinsurance – Other segment produced an underwriting loss of $0.3 and an underwriting profit of $1.4 and combined ratios of 100.2% and 99.3% in the second quarter and first six months of 2013 respectively, compared to underwriting losses of $1.8 and $4.0 and combined ratios of 101.7% and 101.7% in the second quarter and first six months of 2012 respectively. The underwriting results included 4.0 combined ratio points ($4.3) in the second quarter of 2013 (4.4 combined ratio points ($9.5) in the first six months of 2013) of net favourable development of prior years’ reserves across all segments compared to 12.6 combined ratio points ($14.0) in the second quarter of 2012 (4.4 combined ratio points ($10.5) in the first six months of 2012), principally at Advent related to its property insurance line of business.

The underwriting results in the second quarter and first six months of 2013 included $19.1 of current period catastrophe losses (net of reinstatement premiums) (representing 17.6 and 8.9 combined ratio points in the second quarter and first six months of 2013 respectively), principally comprised of $8.9 related to the central Europe floods (representing 8.1 and 4.1 combined ratio points in the second quarter and first six months of 2013 respectively) and $4.1 related to the Alberta floods (representing 3.8 and 1.9 combined ratio points in the second quarter and first six months of 2013 respectively). The underwriting results in the second quarter and first six months of 2012 included current period catastrophe losses (net of reinstatement premiums) of $7.6 (6.9 combined ratio points) and $8.0 (3.4 of a combined ratio point) respectively.
Gross premiums written and net premiums written decreased by 14.3% and 16.5% respectively in the second quarter of 2013 compared to the second quarter of 2012 primarily reflecting the impact on Group Re of the termination of the intercompany quota share reinsurance contract with Northbridge discussed above and the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent, partially offset by growth at Fairfax Brasil and Polish Re. Net premiums earned decreased by 1.8% from $111.0 in the second quarter of 2012 to $109.0 in the second quarter of 2013 consistent with the same factors which affected gross premiums written and also included the impact of decreased usage of reinsurance at Advent in the second quarter of 2013.

Gross premiums written and net premiums written decreased by 20.7% and 26.5% respectively in the first six months of 2013 compared to the first six months of 2012. Excluding the unearned premium portfolio transfer which suppressed the gross premiums written (and net premiums written) of Group Re in the first six months of 2013 by $39.1, gross premiums written and net premiums written in the first six months of 2013 decreased by 10.5% and 13.7% respectively, primarily reflecting the impact on Group Re of the termination of the intercompany quota share reinsurance contract with Northbridge discussed above and the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent and Polish Re, partially offset by growth at Fairfax Brasil. Net premiums earned decreased by 9.7% from $238.3 in the first six months of 2012 to $215.3 in the first six months of 2013 consistent with the same factors which affected gross premiums written and also included the impact of decreased usage of reinsurance at Advent in 2013.

Interest and dividend income decreased from $7.7 in the second quarter of 2012 to $5.8 in the second quarter of 2013 and from $26.1 in the first six months of 2012 to $9.6 in the first six months of 2013, primarily as a result of decreased share of profit of associates (reflecting the sales of Cunningham Lindsey in the fourth quarter of 2012 and The Brick in the first quarter of 2013) and lower investment income earned as a result of the sale in 2012 of higher yielding government bonds where the proceeds from sales were reinvested into lower yielding cash and short term investments. The gain on disposition of associate in the first six months of 2013 as set out in the table below reflects the net gain of $73.9 related to the sale of the company's investment in The Brick.

The year-over-year increase in net losses on investments (as set out in the table below) and lower interest and dividend income, partially offset by the improvement in underwriting profitability, produced a pre-tax loss before interest and other of $27.4 in the second quarter of 2013 compared to a pre-tax loss before interest and other of $13.5 in the second quarter of 2012. The year-over-year increase in net gains on investments (as set out in the table below) and the improvement in underwriting profitability, partially offset by decreased interest and dividend income, produced pre-tax income before interest and other of $41.4 in the first six months of 2013 compared to pre-tax income before interest and other of $23.0 in the first six months of 2012.

	Second quarter		First six months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	(13.4)	(36.1)	14.5	(10.6)
Equity hedges	(10.1)	6.6	(42.2)	(11.7)
Bonds	(9.7)	9.8	(13.7)	19.9
Preferred stocks	(0.8)	(0.5)	(1.8)	1.7
CPI-linked derivatives	(0.6)	1.0	(1.2)	(0.1)
Foreign currency	2.2	(0.3)	1.4	1.6
Gain on disposition of associate	—	—	73.9	—
Other	(0.5)	0.1	(0.5)	0.1
Net gains (losses) on investments	(32.9)	(19.4)	30.4	0.9

During the first six months of 2013, Fairfax did not make any capital contributions to Fairfax Brasil (2012 - $12.9) or Advent (2012 - $11.0). During the first six months of 2013, CRC Re paid a dividend-in-kind to Fairfax of $28.0 (2012 - nil) comprised of its 26.0% ownership interest in Ridley.

Runoff

	Second quarter		First six months
	2013	2012	2013	2012
Gross premiums written	0.1	0.6	0.3	—
Net premiums written	0.1	(0.1)	—	(0.1)
Net premiums earned	1.0	4.4	31.6	5.7
Losses on claims	(1.8)	(5.3)	(54.5)	(8.8)
Operating expenses	(27.9)	(14.1)	(55.4)	(32.1)
Interest and dividends	23.8	21.7	39.5	44.6
Operating income (loss)	(4.9)	6.7	(38.8)	9.4
Net gains (losses) on investments	(123.8)	71.9	(137.1)	123.0
Pre-tax income (loss) before the undernoted	(128.7)	78.6	(175.9)	132.4
Gain on significant reinsurance commutation	—	—	33.1	—
Pre-tax income (loss) before interest and other	(128.7)	78.6	(142.8)	132.4
On June 3, 2013 the company announced that it had entered into an agreement to acquire all of the outstanding shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $29.25 per share in cash, representing aggregate purchase consideration of approximately $306. On July 29, 2013, American Safety received a proposal to acquire all of its outstanding shares for $29.75 per share in cash. American Safety is a Bermuda-based holding company underwriting specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.
On March 29, 2013 TIG entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8 which was received on April 5, 2013) and recognized a gain of $33.1 in the first six months of 2013 as set out in the table above.

Effective January 1, 2013 Northbridge sold its wholly-owned subsidiary Commonwealth Insurance Company of America ("CICA") to TIG. CICA had total equity of $20.8 on January 1, 2013 principally to support its U.S. property business placed into runoff effective May 1, 2012. Periods prior to January 1, 2013 have not been restated as the impact was not significant.

On December 21, 2012 RiverStone (UK) agreed to reinsure the runoff portfolio of the Eagle Star group of companies currently owned by the Zurich group and comprised primarily of London market and U.S. casualty business related to accident years 1990 and prior (the "Eagle Star reinsurance transaction"). Net loss reserves ($130.9 at December 21, 2012) are expected to be formally transferred to RiverStone (UK) during 2013 by way of Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the United Kingdom.

On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in RiverStone Insurance for cash purchase consideration of $335.1 (208.3 British pound sterling). The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company's financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. In the first six months of 2013, the Runoff reporting segment included the impact of the policies in-force at RiverStone Insurance on the date of acquisition which will runoff under the supervision of RiverStone which increased net premiums earned, losses on claims and operating expenses by $29.5, $18.4 and $10.6 respectively.
The Runoff segment produced a pre-tax loss before interest and other of $128.7 in the second quarter of 2013 ($142.8 in the first six months of 2013) compared to pre-tax income before interest and other of $78.6 in the second quarter of 2012 ($132.4 in the first six months of 2012). The pre-tax loss before interest and other in the second quarter and first six months of 2013 reflected increased net losses on investments (as set out in the table below) and the year-over-year decrease in operating profitability. The pre-tax loss in the first six months of 2013 was partially offset by the gain on a significant reinsurance commutation described above.

Runoff reported an operating loss of $4.9 in the second quarter of 2013 compared to operating income of $6.7 in the second quarter of 2012 with the decrease in operating profitability principally related to the incremental operating costs associated with RiverStone Insurance, partially offset by interest and dividend income earned on the investment portfolio of RiverStone Insurance.

Runoff reported an operating loss of $38.8 in the first six months of 2013 compared to operating income of $9.4 in the first six months of 2012. In order to better compare the operating income (loss) of Runoff's underlying business, the discussion that follows excludes from the first six months of 2013 the impact on net premiums earned, losses on claims and operating expenses of the runoff of the insurance policies of RiverStone Insurance. Net premiums earned of $2.1 and $5.7 in the first six months of 2013 and 2012 respectively, primarily related to the runoff of the unearned premiums of the General Fidelity warranty business. Losses on claims of $36.1 in the first six months of 2013 principally reflected net strengthening of $30.5 of prior years' loss reserves in U.S. Runoff (primarily asbestos and environmental loss reserves at TIG). Losses on claims of $8.8 in the first six months of 2012 primarily reflected incurred losses of $77.4 in U.S. Runoff (principally related to net strengthening of asbestos and general liability reserves), partially offset by net favourable reserve development in European Runoff (primarily related to favourable emergence on reserves across all lines of business). The increase in operating expenses from $32.1 in the first six months of 2012 to $44.8 in the first six months of 2013 primarily related to the benefit of the release of a provision related to value added tax recorded in the operating expenses in the first six months of 2012.

Interest and dividend income increased from $21.7 in the second quarter of 2012 to $23.8 in the second quarter of 2013 reflecting Runoff's increased share of profit of associates and lower total return swap expense. Interest and dividend income decreased from $44.6 in the first six months of 2012 to $39.5 in the first six months of 2013 reflecting lower investment income earned in 2013 (the result of sales during 2012 of higher yielding bonds (primarily U.S. treasury bonds) where the proceeds were reinvested into lower yielding cash and short term investments and common stocks) and increased investment and administration fees, partially offset by increased share of profit of associates.

	Second quarter		First six months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	15.6	(105.0)	121.7	59.9
Equity hedges	(7.0)	57.6	(115.9)	(16.2)
Bonds	(128.6)	121.4	(169.0)	87.6
Preferred stocks	(1.7)	(4.2)	(6.0)	(4.1)
CPI-linked derivatives	(1.5)	0.8	(3.4)	(2.6)
Foreign currency	(1.0)	(3.1)	24.2	(0.2)
Gain on disposition of associate	—	3.6	9.8	3.6
Other	0.4	0.8	1.5	(5.0)
Net gains (losses) on investments	(123.8)	71.9	(137.1)	123.0

Runoff paid cash dividends of nil (2012 – $177.6) and dividends-in-kind (marketable securities) of nil (2012 – $126.2) to Fairfax during the first six months of 2013.

Other (1)

	Second quarter		First six months
	2013	2012	2013	2012
Revenue	186.5	178.6	380.7	383.6
Expenses	(177.2)	(178.9)	(364.9)	(378.5)
Pre-tax income before interest and other	9.3	(0.3)	15.8	5.1
Share of profit of associates	0.1	—	0.4	—
Interest expense	(0.9)	(0.1)	(1.7)	(0.2)
Pre-tax income	8.5	(0.4)	14.5	4.9

(1)
These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India.

On May 14, 2013 Thomas Cook India acquired a 77.3% interest in IKYA for purchase consideration of $46.8 (2,563.2 million Indian rupees). Thomas Cook India partially financed the acquisition of IKYA through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India). As a result of the share issuance, the company's interest in Thomas Cook India was reduced from 87.1% at December 31, 2012 to 75.0% at June 30, 2013. IKYA provides specialized human resources services to leading corporate clients in India.
On November 28, 2012 Ridley acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products). On November 30, 2012 Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). Ridley received a 30% interest in Masterfeeds LP for the net assets contributed. The company records its investment in Masterfeeds LP using the equity method of accounting.
Ridley’s revenue and expenses fluctuate with changes in raw material prices. Decreases in Ridley’s revenues from $148.7 in the second quarter of 2012 to $130.0 in the second quarter of 2013 and from $316.0 in the first six months of 2012 to $274.6 in the first six months of 2013, primarily reflected the divestiture of its Canadian feed operations in the fourth quarter of 2012, partially offset by higher material prices on a year-over-year basis. The remaining revenues and expenses included in the Other reporting segment were comprised of the revenues and expenses of William Ashley, Sporting Life, Prime Restaurants (acquired January 10, 2012), Thomas Cook India (acquired August 14, 2012) and IKYA (acquired May 14, 2013).

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of interest and dividend income and net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Consolidated interest expense increased from $51.6 in the second quarter of 2012 to $53.2 in the second quarter of 2013 and from $104.5 in the first six months of 2012 to $106.5 in the first six months of 2013, reflecting higher interest expense subsequent to the issuance on January 21, 2013 and October 15, 2012 of Cdn$250.0 and Cdn$200.0 principal amounts respectively of Fairfax unsecured senior notes due 2022 and the consolidation of the subsidiary indebtedness of Thomas Cook India, partially offset by the repayment on October 19, 2012 of $200.0 principal amount of the TIG Note, the repayment on April 26, 2012 of $86.3 principal amount of Fairfax unsecured senior notes upon maturity and the repurchases on January 22, 2013 and March 11, 2013 of $12.2 and $36.2 principal amounts respectively of Fairfax unsecured senior notes due 2017.

Consolidated interest expense was comprised of the following:

	Second quarter		First six months
	2013	2012	2013	2012
Fairfax	43.3	39.6	86.6	80.5
Crum & Forster	0.3	0.6	0.7	1.3
Zenith National	0.9	0.9	1.7	1.7
OdysseyRe	6.8	7.0	13.7	13.9
Advent	1.0	1.1	2.1	2.3
Runoff (TIG)	—	2.3	—	4.6
Other	0.9	0.1	1.7	0.2
	53.2	51.6	106.5	104.5

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	Second quarter		First six months
	2013	2012	2013	2012
Fairfax corporate overhead	20.0	26.6	43.3	48.0
Subsidiary holding companies' corporate overhead	22.3	12.6	33.8	23.9
Holding company interest and dividends	14.1	(0.5)	11.4	6.7
Holding company net (gains) losses on investments	(80.8)	(4.2)	(177.1)	107.6
Investment management and administration fees	(26.1)	(9.1)	(53.5)	(28.4)
	(50.5)	25.4	(142.1)	157.8

Fairfax corporate overhead decreased from $26.6 and $48.0 in the second quarter and first six months of 2012 respectively to $20.0 and $43.3 in the second quarter and first six months of 2013 respectively, primarily as a result of lower legal expenses. The decrease in legal expenses in first six months of 2013 was partially offset by increased compensation expenses. Subsidiary holding companies' corporate overhead expense increased from $12.6 and $23.9 in the second quarter and first six months of 2012 respectively to $22.3 and $33.8 in the second quarter and first six months of 2013 respectively, primarily as a result of increased expenses related to a recently implemented voluntary retirement program at Crum & Forster.

Total return swap expense is reported as a component of interest and dividend income ($9.5 and $17.4 in the second quarter and first six months of 2013 respectively and $9.3 and $21.0 in the second quarter and first six months of 2012 respectively). Prior to giving effect to the impact of total return swap expense, interest and dividends on holding company cash and investments decreased from income of $9.8 in the second quarter of 2012 to expense of $4.6 in the second quarter of 2013 primarily as a result of the holding company's share of loss of associates in the second quarter of 2013. Prior to giving effect to the impact of total return swap expense, interest and dividend income on holding company cash and investments decreased from $14.3 in the first six months of 2012 to $6.0 in the first six months of 2013, primarily as a result of decreased share of profit of associates and decreased holdings year-over-year of high-yielding corporate debt securities and long term U.S. treasury bonds. Total return swap expense decreased in the first six months of 2013 principally reflecting a decrease in the average notional amount of short equity total return swaps at the holding company on a year-over-year basis. Holding company net gains and losses on investments were comprised as shown in the table below. Investment management and administration fees increased from $9.1 in the second quarter of 2012 to $26.1 in the second quarter of 2013 and from $28.4 in the first six months of 2012 to $53.5 in the first six months of 2013, primarily as a result of management fees earned on the higher year-over-year investment portfolio at Northbridge and RiverStone Insurance, management fees earned on higher realized gains on equity investments (principally at OdysseyRe) and adjustments to the fees payable in respect of the prior year.

	Second quarter		First six months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	2.4	(47.1)	55.5	(15.9)
Equity hedges	69.4	82.6	98.0	(102.7)
Bonds	2.3	2.1	4.7	35.8
Preferred stocks	(3.9)	(7.8)	(11.8)	(10.3)
Foreign currency	(2.5)	(13.9)	(5.3)	(12.3)
Gain on disposition of associates	6.2	—	11.9	—
Other	6.9	(11.7)	24.1	(2.2)
Net gains (losses) on investments	80.8	4.2	177.1	(107.6)

Income Taxes

The $150.3 and $201.5 recovery of income taxes in the second quarter and first six months of 2013 respectively differed from the recovery of income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to loss before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), losses incurred in jurisdictions where the corporate income tax rate is higher than the company’s Canadian statutory income tax rate and the recognition of the benefit of previously unrecorded income tax losses and temporary differences.

The $17.8 and $14.9 provision for income taxes in the second quarter and first six months of 2012 respectively differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to earnings before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), partially offset by income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate and unrecorded income tax losses.

Non-controlling Interests

The attribution of net earnings (loss) to the non-controlling interests is comprised of the following:

	Second quarter		First six months
	2013	2012	2013	2012
Ridley	0.2	0.1	1.7	1.1
Fairfax Asia	(0.1)	0.4	0.2	0.6
Prime Restaurants	0.2	0.4	0.3	0.6
Sporting Life	(0.3)	(0.4)	(0.4)	(0.5)
Thomas Cook India	0.9	—	0.8	—
	0.9	0.5	2.6	1.8

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Holding company cash and investments increased to $1,209.6 ($1,191.6 net of $18.0 of holding company short sale and derivative obligations) at June 30, 2013 compared to $1,169.2 at December 31, 2012 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first six months of 2013 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Insurance contract receivables increased by $160.3 to $2,105.7 at June 30, 2013 from $1,945.4 at December 31, 2012 primarily as a result of increased premiums receivable balances at Zenith National (reflecting the timing of policy renewals), OdysseyRe (primarily as a result of larger year-over-year premiums receivable and timing of collection of crop premiums receivable) and Advent (where the majority of premiums are renewed in the first six months of the year but paid by instalments throughout the course of the year), partially offset by decreased premiums receivable balances at Runoff.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $24,098.8 at June 30, 2013 ($23,984.7 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2012 of $25,163.2 ($24,966.2 net of subsidiary short sale and derivative obligations). The decrease of $981.5 in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at June 30, 2013 compared to December 31, 2012 generally reflected the unfavourable impact of foreign currency translation (principally the impact of strengthening of the U.S. dollar relative to many of the currencies in which the company's non-U.S. dollar portfolio investments are denominated) in addition to the specific factors which caused movements in portfolio investments in the first six months of 2013 as discussed below.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $535.6 primarily reflecting net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swaps ($666.6 in the first six months of 2013) and cash used to acquire certain common stock and limited partnership investments, partially offset by net sales of corporate and government bonds. Bonds (including bonds pledged for short sale derivative obligations) decreased by $1,065.2 primarily reflecting net unrealized depreciation (principally related to bonds issued by the U.S. government, U.S. states and municipalities and corporate and other bonds) and net sales of corporate and government bonds. Common stocks increased by $305.1 primarily reflecting net unrealized appreciation, partially offset by net sales of common stocks and limited partnerships classified as common stocks. Investments in associates increased by $44.9 primarily reflecting net purchases of limited partnerships and additional investments in Resolute and MEGA Brands, partially offset by the sale of The Brick, Imvescor and a private company. Derivatives and other invested assets net of short sale and derivative obligations increased by $290.7 due to increased receivables from counterparties to the company’s long and short equity and equity index total return swaps (net of balances payable and excluding the impact of collateral requirements) and purchases of CPI-linked derivatives, foreign currency contracts and other derivatives, partially offset by net unrealized depreciation of CPI-linked derivatives.

Recoverable from reinsurers decreased by $209.3 to $5,081.5 at June 30, 2013 from $5,290.8 at December 31, 2012 primarily reflecting the continued progress by Runoff reducing its recoverable from reinsurers balance (through normal cession and collection activity and the commutation of a significant reinsurance recoverable balance described in the Runoff section of this MD&A) and decreased recoverable balances at Fairfax Asia, partially offset by increased recoverable balances at Northbridge due to the Alberta floods and at OdysseyRe primarily related to its crop business.

Deferred income taxes increased by $199.5 to $823.0 at June 30, 2013 from $623.5 at December 31, 2012 primarily due to increased operating loss carryovers and net unrealized investment losses in the U.S.

Other assets increased by $44.0 to $1,028.9 at June 30, 2013 from $984.9 at December 31, 2012 primarily as a result of an increase in receivables for securities sold but not yet settled and the consolidation of the receivable balances of IKYA.

Provision for losses and loss adjustment expenses decreased by $679.1 to $18,969.7 at June 30, 2013 from $19,648.8 at December 31, 2012 primarily reflecting the effect on the provision for losses and loss adjustment expenses of Northbridge and European Runoff (RiverStone Insurance) of the strengthening of the U.S. dollar relative to the Canadian dollar and the British pound sterling respectively, net favourable development of prior years’ reserves (principally at Northbridge and OdysseyRe) and the continued progress by Runoff in settling its remaining claim liabilities, partially offset by the impact of catastrophe losses sustained during the second quarter of 2013 (principally at Northbridge and OdysseyRe).

Investments

Net Gains (Losses) on Investments
Net gains (losses) on investments in the three and six months ended June 30, 2013 and 2012 were comprised as shown in the following table:

	Second quarter
	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	101.6	(43.3)	58.3	11.1	(476.3)	(465.2)
Preferred stocks - convertible	—	(2.8)	(2.8)	—	(30.9)	(30.9)
Bonds - convertible	(0.1)	(29.5)	(29.6)	—	5.0	5.0
Gain on disposition of associate(1)	6.2	—	6.2	29.8	—	29.8
Other equity derivatives(2) (3)	26.8	11.8	38.6	—	(122.6)	(122.6)
Equity and equity-related holdings	134.5	(63.8)	70.7	40.9	(624.8)	(583.9)
Equity hedges(3)	(34.5)	34.3	(0.2)	(7.2)	396.6	389.4
Equity and equity-related holdings after equity hedges	100.0	(29.5)	70.5	33.7	(228.2)	(194.5)
Bonds	62.9	(558.7)	(495.8)	235.7	46.5	282.2
Preferred stocks	—	(3.9)	(3.9)	0.4	(1.8)	(1.4)
CPI-linked derivatives	—	(16.4)	(16.4)	—	7.0	7.0
Other derivatives	18.1	(17.3)	0.8	28.3	(23.8)	4.5
Foreign currency	(10.3)	45.8	35.5	(3.7)	(22.4)	(26.1)
Other	0.7	(7.1)	(6.4)	0.1	(0.3)	(0.2)
Net gains (losses) on investments	171.4	(587.1)	(415.7)	294.5	(223.0)	71.5

Net gains (losses) on bonds is comprised as follows:
Government bonds	46.4	(139.5)	(93.1)	230.9	(7.6)	223.3
U.S. states and municipalities	2.2	(396.1)	(393.9)	(2.9)	75.2	72.3
Corporate and other	14.3	(23.1)	(8.8)	7.7	(21.1)	(13.4)
	62.9	(558.7)	(495.8)	235.7	46.5	282.2

(1)
The gain on disposition of associate of $6.2 in the second quarter of 2013 related to the the sale of the company's investment in Imvescor. The gain on disposition of associate of $29.8 in the second quarter of 2012 reflected the sale of the company's investment in Fibrek.

(2)	Other equity derivatives include long equity total return swaps and equity warrants.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

	First six months
	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	147.0	323.0	470.0	76.6	(45.1)	31.5
Preferred stocks - convertible	—	(21.2)	(21.2)	—	(16.0)	(16.0)
Bonds - convertible	12.8	(62.1)	(49.3)	—	106.8	106.8
Gain on disposition of associates(1)	130.2	—	130.2	29.8	—	29.8
Other equity derivatives(2) (3)	32.4	207.0	239.4	—	102.0	102.0
Equity and equity-related holdings	322.4	446.7	769.1	106.4	147.7	254.1
Equity hedges(3)	(34.5)	(558.5)	(593.0)	(7.2)	(426.0)	(433.2)
Equity and equity-related holdings after equity hedges	287.9	(111.8)	176.1	99.2	(278.3)	(179.1)
Bonds	60.5	(675.3)	(614.8)	245.4	69.4	314.8
Preferred stocks	—	(6.2)	(6.2)	0.5	(0.5)	—
CPI-linked derivatives	—	(48.8)	(48.8)	—	(61.0)	(61.0)
Other derivatives	14.1	4.0	18.1	65.4	(63.9)	1.5
Foreign currency	(26.7)	101.4	74.7	(22.7)	(24.3)	(47.0)
Other	0.9	(6.3)	(5.4)	2.2	(0.8)	1.4
Net gains (losses) on investments	336.7	(743.0)	(406.3)	390.0	(359.4)	30.6

Net gains (losses) on bonds is comprised as follows:
Government bonds	35.3	(207.1)	(171.8)	233.9	(196.7)	37.2
U.S. states and municipalities	14.3	(450.0)	(435.7)	(3.0)	248.9	245.9
Corporate and other	10.9	(18.2)	(7.3)	14.5	17.2	31.7
	60.5	(675.3)	(614.8)	245.4	69.4	314.8

(1)
The gain on disposition of associate of $130.2 in the first six months of 2013 reflected the the sales in the first quarter of the company's investment in The Brick ($111.9) and a private company ($12.1) and the sale in the second quarter of the company's investment in Imvescor ($6.2). The gain on disposition of associate of $29.8 in the first six months of 2012 reflected the sale of the companies investment in Fibrek.

(2)	Other equity derivatives include long equity total return swaps and equity warrants.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

Equity and equity related holdings: The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company’s equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At June 30, 2013 equity hedges with a notional amount of $8,731.4 ($7,668.5 at December 31, 2012) represented 109.2% (100.6% at December 31, 2012) of the company’s equity and equity-related holdings of $7,997.7 ($7,626.5 at December 31, 2012). Market volatility near the end of the second quarter caused the company's equity hedge ratio of 109.2% at June 30, 2013 to substantially exceed its target equity hedge ratio of 100%. The company has initiated actions early in the third quarter of 2013 to adjust the equity hedge ratio to coincide with its target equity hedge ratio.

The company's equity and equity-related holdings after hedges produced a net gain of $70.5 in the second quarter of 2013 (a net gain of $176.1 in the first six months of 2013) compared to a net loss of $194.5 in the second quarter of 2012 (a net loss of $179.1 in the first six months of 2012). The performance of the company's equity hedges in 2013 reflected the appreciation of the indexes underlying the equity hedges (producing net losses of $157.4 and $829.8 in the second quarter and first six months of 2013 respectively), partially offset by the depreciation of many of the reference securities underlying the portion of the company's equity hedges comprised of individual equity securities (producing net gains of $157.2 and $236.8 in the second quarter and first six months of 2013 respectively) with the the company's aggregate equity hedges producing net losses of $0.2 and $593.0 in the second quarter and first six months of 2013 respectively.

There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company’s full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity price risk. Refer to note 17 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three and six months ended June 30, 2013 for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	June 30, 2013				December 31, 2012
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	52,881,400	3,501.9	662.22	977.48	52,881,400	3,501.9	662.22	849.35
S&P 500	9,915,258	1,051.8	1,060.84	1,606.28	10,532,558	1,117.3	1,060.84	1,426.19
S&P/TSX 60	13,044,000	206.1	641.12	695.52	13,044,000	206.1	641.12	713.72
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,621.1	—	—	—	1,231.3	—	—

(1)    The aggregate notional amounts on the dates that the short positions were first initiated.
During the second quarter of 2013 the company closed S&P 500 short equity index total return swaps with an original notional amount of $65.5 ($65.5 in the first six months of 2013) and initiated short positions in individual equity total return swaps with an original notional amount of $350.8 ($389.8 in the first six months of 2013) net of positions closed.

Bonds: Net losses on bonds of $495.8 and $614.8 in the second quarter and first six months of 2013 respectively were primarily comprised of net mark-to-market losses on U.S. treasury bonds ($116.8 and $178.2 in the second quarter and first six months of 2013 respectively), U.S. state bonds ($191.7 and $193.7 in the second quarter and first six months of 2013 respectively) and bonds issued by U.S. municipalities ($202.6 and $240.4 in the second quarter and first six months of 2013 respectively). The company recorded $282.2 and $314.8 of net gains on bonds in the second quarter and first six months of 2012 respectively.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At June 30, 2013 these contracts have a remaining weighted average life of 7.9 years (7.7 years at December 31, 2012), a notional amount of $74.7 billion ($48.4 billion at December 31, 2012) and a fair value of $169.5 ($115.8 at December 31, 2012). The company’s CPI-linked derivative contracts produced unrealized losses of $16.4 and $48.8 in the second quarter and first six months of 2013 respectively, compared to an unrealized gain of $7.0 in the second quarter of 2012 and an unrealized loss of $61.0 in the first six months of 2012. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

During the second quarter and first six months of 2013 the company purchased notional amounts of $13,606.2 and $27,027.7 respectively of CPI-linked derivative contracts at a cost of $58.8 and $82.7 respectively. In addition, the company paid additional premiums of nil and $18.9 in the second quarter and first six months of 2013 respectively to increase the strike price (primarily of its U.S.) CPI-linked derivative contracts. Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and six months ended June 30, 2013 for a discussion of the company’s economic hedge against the potential adverse financial impact on the company of decreasing price levels.

Interest and Dividends

Consolidated interest and dividend income of $105.8 in the second quarter of 2012 increased to $112.1 in the second quarter of 2013 reflecting lower total return swap expense, partially offset by lower investment income earned. Consolidated interest and dividend income of $235.4 in the first six months of 2012 decreased to $211.6 in the first six months of 2013 reflecting lower investment income earned, partially offset by lower total return swap expense. Lower investment income in the second quarter and first six months of 2013 principally reflected sales during 2012 and 2013 of higher yielding government and corporate bonds, the proceeds of which were reinvested into lower yielding cash and short term investments. Total return swap expense decreased from $46.6 and $86.2 in the second quarter and first six months of 2012 respectively to $29.6 and $70.0 in the second quarter and first six months of 2013 respectively. The decrease in total return swap expense in the second quarter and first six months of 2013, primarily related to the timing of the declaration date of the dividend on a security underlying a significant proportion of the company's short total return swaps (iShares Russell 2000 Index). In 2012, this dividend was payable in June whereas in 2013 this dividend was payable in July.

The share of profit of associates of $8.9 and $0.2 in the second quarter and first six months of 2012 respectively increased to $27.4 and $46.1 in the second quarter and first six months of 2013, principally reflecting increased limited partnership investment income and a year-over-year improvement in the company's share of the profit of ICICI Lombard. In addition, the first six months of 2012 included the company's share ($18.8) of Fibrek's net loss during that period (principally comprised of an impairment charge recorded by Fibrek).

Financial Risk Management

The primary goals of the company’s risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at June 30, 2013 compared to those identified at December 31, 2012 and disclosed in the company’s 2012 Annual Report other than as outlined in note 17 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2013.

Financial Condition

Capital Resources and Management
The company manages its capital based on the following financial measurements and ratios:

	June 30, 2013	December 31, 2012
Holding company cash and investments (net of short sale and derivative obligations)	1,191.6	1,128.0

Holding company debt	2,347.3	2,220.2
Subsidiary debt	672.0	670.9
Other long term obligations – holding company	155.4	157.5
Total debt	3,174.7	3,048.6
Net debt	1,983.1	1,920.6

Common shareholders’ equity	7,319.2	7,654.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	101.3	69.2
Total equity	8,586.9	8,890.3

Net debt/total equity	23.1%	21.6%
Net debt/net total capital(1)	18.8%	17.8%
Total debt/total capital(2)	27.0%	25.5%
Interest coverage(3)	n/a	4.2x
Interest and preferred share dividend distribution coverage(4)	n/a	3.0x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company debt (including other long term obligations) at June 30, 2013 increased by $125.0 to $2,502.7 from $2,377.7 at December 31, 2012 primarily due to the issuance of Cdn$250.0 principal amount of Fairfax unsecured senior notes due 2022, partially offset by the repurchase and redemption of $12.2 and $36.2 respectively of the outstanding principal amount of Fairfax unsecured senior notes due 2017 and the foreign currency translation effect of the strengthening of the U.S. dollar on the company's Canadian dollar denominated long term debt.

Subsidiary debt at June 30, 2013 increased by $1.1 to $672.0 from $670.9 at December 31, 2012 primarily reflecting increased subsidiary indebtedness of Sporting Life, partially offset by decreased indebtedness of Thomas Cook India (notwithstanding the issuance of $18.3 (1 billion Indian rupees) principal amount of debentures due 2018 and the consolidation of the subsidiary indebtedness of IKYA ($7.4)).

Common shareholders' equity at June 30, 2013 decreased by $335.5 to $7,319.2 from $7,654.7 at December 31, 2012 primarily as a result of the payment of dividends on the company's common and preferred shares ($236.1) and decreased accumulated other comprehensive income (a decrease of $101.2 in the first six months of 2013 primarily related to foreign currency translation), partially offset by net earnings attributable to shareholders of Fairfax ($3.8).

The changes in holding company debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 18.8% at June 30, 2013 from 17.8% at December 31, 2012 primarily as a result of an increase in net debt and a decrease in net total capital. The increase in net debt was due to an increase in total debt (primarily increased holding company debt as described above), partially offset by an increase in holding company cash and investments (net of short sale and derivative obligations). The decrease in net total capital was due to decreased common shareholders' equity, partially offset by increased net debt. The consolidated total debt/total capital ratio increased to 27.0% at June 30, 2013 from 25.5% at December 31, 2012 primarily as a result of increased total debt (primarily increased holding company debt as described above) and decreased total capital (reflecting decreased common shareholders' equity, partially offset by increased total debt and increased non-controlling interests).

Liquidity

Holding company cash and investments at June 30, 2013 totaled $1,209.6 ($1,191.6 net of $18.0 of holding company short sale and derivative obligations) compared to $1,169.2 at December 31, 2012 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first six months of 2013 included the following outflows – the payment of $236.1 of common and preferred share dividends, the payment of $77.2 of interest on long term debt, the repurchase and redemption of $12.2 and $36.2 respectively, of the outstanding principal amount of Fairfax unsecured senior notes due 2017, the partial repayment of an intercompany loan payable to Northbridge ($19.1) and a capital contribution to Zenith National ($10.0). Significant inflows during the first six months of 2013 included the following – net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of 5.84% unsecured senior notes due 2022, the receipt of $44.7 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the receipt of $52.8 corporate income tax payments and the receipt of dividends of $60.4 from Odyssey Re ($50.0), Ridley ($8.0) and Prime Restaurants ($2.4). The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at June 30, 2013 of $1,191.6 ($1,128.0 at December 31, 2012) provide adequate liquidity to meet the holding company’s remaining known obligations in 2013. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012 in the company’s 2012 Annual Report). The holding company's remaining known significant commitments for 2013 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). On January 21, 2013, the company received net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of its unsecured senior notes due 2022 pursuant to a re-opening of those notes. During the first quarter of 2013, the company used these proceeds to repurchase and redeem $12.2 and $36.2 respectively, of the outstanding principal amount of its unsecured senior notes due 2017 and intends to use the remainder of those proceeds to fund the repayment upon maturity of $182.9 principal amount of OdysseyRe's unsecured senior notes on November 1, 2013.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the second quarter and first six months of 2013 the holding company received net cash of $83.5 and $44.7 respectively (received net cash of $115.0 in the second quarter of 2012 and paid net cash of $97.6 in the first six months of 2012) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During the first six months of 2013 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $535.6 primarily reflecting net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swaps ($666.6 in the first six months of 2013) and cash used to acquire certain common stock and limited partnership investments, partially offset by net sales of corporate and government bonds. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the second quarter and first six months of 2013 the insurance and reinsurance subsidiaries paid net cash of $126.1 and $666.6 respectively (received net cash of $302.5 in the second quarter of 2012 and paid net cash of $183.5 in the first six months of 2012) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the quarters and first six months ended June 30:

	Second quarter		First six months
	2013	2012	2013	2012
Operating activities
Cash provided by (used in) operating activities before the undernoted	(190.7)	30.0	(181.6)	(165.7)
Net sales of securities classified as at FVTPL	372.6	1,246.9	438.1	1,639.4
Investing activities
Net (purchases) sales of investments in associates	116.8	13.6	70.1	(56.7)
Net purchase of subsidiaries, net of cash acquired	(46.2)	—	(46.2)	(51.4)
Net purchases of premises and equipment and intangible assets	(14.7)	(14.7)	(23.7)	(22.4)
Increase in restricted cash in support of purchase of subsidiary	—	(65.0)	—	(65.0)
Financing activities
Net (repayment) issuance of subsidiary indebtedness	6.1	16.1	(24.0)	15.1
Issuance of long term debt	18.2	—	278.1	—
Repurchase of holding company and subsidiary debt and securities	(1.5)	(93.6)	(52.9)	(94.6)
Issuance of preferred shares	—	—	—	231.7
Purchase of subordinate voting shares for treasury	(7.4)	(0.7)	(11.2)	(18.7)
Issuance of subsidiary common shares to non-controlling interests	32.9	—	32.9	—
Common and preferred share dividends paid	(15.1)	(15.7)	(236.1)	(234.3)
Dividends paid to non-controlling interests	(6.0)	(6.7)	(6.0)	(6.7)
Increase in cash, cash equivalents and bank overdrafts during the period	265.0	1,110.2	237.5	1,170.7

Cash used in operating activities excluding cash provided by net sales of securities classified as at FVTPL decreased to $190.7 in the second quarter of 2013 ($181.6 in the first six months of 2013) compared to cash provided by operating activities of $30.0 in the second quarter of 2012 (cash used in operating activities of $165.7 in the first six months of 2012) primarily as a result of higher net paid losses, partially offset by lower income taxes paid and higher net premiums collected on a year-over-year basis.

Net sales of securities classified as at FVTPL of $372.6 in the second quarter of 2013 primarily reflected net sales of short term investments and common stocks, partially offset by net cash paid with respect to the reset provisions of total return swaps. Net sales of securities classified as at FVTPL of $1,246.9 in the second quarter of 2012 primarily reflected net sales of bonds and net cash received with respect to the reset provisions of total return swaps, partially offset by net purchases of short term investments. Net sales of securities classified as at FVTPL of $438.1 in the first six months of 2013 primarily reflected net sales of short term investments, bonds and common stocks, partially offset by net cash paid with respect to the reset provisions of total return swaps. Net sales of securities classified as at FVTPL of $1,639.4 in the first six months of 2012 primarily reflected net sales of bonds and short term investments, partially offset by net purchases of common stocks and net cash paid with respect to total return swaps.

Net sales of investments in associates of $116.8 in the second quarter of 2013 ($70.1 in the first six months of 2013) primarily reflected the receipt on April 3, 2013 of the cash proceeds from the sale of the Brick, partially offset by net purchases of limited partnerships and also included in the first six months of 2013 the purchase of additional investments in MEGA Brands and Resolute. Net sales of investments in associates of $13.6 in the second quarter of 2012 primarily reflected the sale of the company's interest in Fibrek. Net purchases of investments in associates of $56.7 in the first six months of 2012 primarily reflected investments in Thai Re and certain limited partnerships, partially offset by the sale of Fibrek. Net purchases of subsidiaries, net of cash acquired of $46.2 in the second quarter and first six months of 2013 primarily related to the acquisition of a 58.0% economic interest in IKYA. Net purchases of subsidiaries, net of cash acquired of $51.4 in the first six months of 2012 primarily related to the acquisition of an 81.7% interest in Prime Restaurants. The increase in restricted cash in support of purchase of subsidiary of $65.0 in the second quarter and first six months of 2012 related to the acquisition of Thomas Cook India which closed in the third quarter of 2012.

Net issuance of subsidiary indebtedness of $6.1 in the second quarter of 2013 ($16.1 in the second quarter of 2012) and net repayment of subsidiary indebtedness of $24.0 in the first six months of 2013 (net issuance of subsidiary indebtedness of $15.1 in the first six months of 2012) primarily reflected advances and repayments of the subsidiary indebtedness of Ridley and Thomas Cook India in the normal course of business. Issuance of long term debt of $18.2 and $278.1 in the second quarter and first six months of 2013 respectively, reflected the net proceeds received by Thomas Cook India following the issuance of $18.3 (1 billion Indian rupees) principal amount of its debentures due 2018 and also included the proceeds from the issuance of Cdn$250.0 principal amount of Fairfax 5.84% unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1) in the first six months of 2013. Repurchase of holding company and subsidiary debt and securities of $52.9 in the first six months of 2013 primarily reflected the repurchase and redemption of Fairfax unsecured senior notes due 2017. Repurchase of holding company and subsidiary debt and securities of $93.6 in the second quarter of 2012 ($94.6 in the first six months of 2012) primarily related to the repayment on maturity of Fairfax unsecured senior notes ($86.3) and the redemption by Crum & Forster of its unsecured senior notes due 2017 ($6.4). Issuance of preferred shares of $231.7 in the first six months of 2012 reflected the receipt of proceeds from the issuance of Cdn$237.5 par value of Series K preferred shares. Issuance of subsidiary common shares to non-controlling interests of $32.9 in the second quarter and first six months of 2013 reflected the private placement of Thomas Cook India common shares with qualified institutional buyers to partially fund the acquisition of IKYA. The company paid preferred share dividends of $15.1 in the second quarter of 2013 ($15.7 in the second quarter of 2012) and $30.6 in the first six months of 2013 ($28.5 in the first six months of 2012). The company paid common share dividends of $205.5 in the first six months of 2013 ($205.8 in the first six months of 2012).

Contractual Obligations

The following table provides a payment schedule of the company's significant current and future obligations (holding company and subsidiaries) as at June 30, 2013:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,417.5	5,004.1	3,503.2	6,044.9	18,969.7
Long term debt obligations - principal	187.6	273.8	186.4	2,503.0	3,150.8
Long term debt obligations - interest	200.8	374.0	344.0	679.0	1,597.8
Operating leases - obligations	64.5	104.7	67.3	117.9	354.4
	4,870.4	5,756.6	4,100.9	9,344.8	24,072.7

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012, in the company's 2012 Annual Report.

Book Value Per Share

Common shareholders’ equity at June 30, 2013 was $7,319.2 or $361.87 per basic share (excluding the unrecorded $367.7 excess of fair value over the carrying value of investments in associates) compared to $7,654.7 or $378.10 per basic share (excluding the unrecorded $427.1 excess of fair value over the carrying value of investments in associates) at December 31, 2012 representing a decrease per basic share in the first six months of 2013 of 4.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2013, or a decrease of 1.6% adjusted to include that dividend). During the first six months of 2013, the number of basic shares decreased primarily as a result of the repurchase of 19,615 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At June 30, 2013 there were 20,225,785 common shares effectively outstanding.

Accounting and Disclosure Matters

Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the interim consolidated financial statements for the three and six months ended June 30, 2013.

Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are described in the Accounting and Disclosure Matters section of the MD&A in the company’s 2012 Annual Report. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2012, in the company’s 2012 Annual Report.

Comparative Quarterly Data (unaudited)

	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Revenue	1,355.8	1,784.6	2,764.2	1,891.6	1,742.5	1,624.5	823.6	3,322.9
Net earnings (loss)(1)	(156.9)	163.3	406.4	35.7	94.2	(1.3)	(770.8)	974.5
Net earnings (loss) attributable to shareholders of Fairfax(1)	(157.8)	161.6	402.4	33.4	93.7	(2.6)	(771.5)	973.9
Net earnings (loss) per share(1)	$(8.55)	$7.22	$19.05	$0.85	$3.84	$(0.76)	$(38.47)	$47.17
Net earnings (loss) per diluted share(1)	$(8.55)	$7.12	$18.82	$0.84	$3.79	$(0.76)	$(38.47)	$46.73

(1)
2012 results reflect the retrospective adoption on January 1, 2013 of amendments to IAS 19 Employee Benefits as described in note 3 (Summary of Significant Accounting Policies) to the interim consolidated statements for the three and six months ended June 30, 2013.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2012, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.